Disciplina = Garantía de Resultados

[spcc.03]


PE
12-31-03
04027214


RECD S.E.C.
APR 2 2 2004
1086


SOUTHERN PERU COPPER CORP.
03

"El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Southern Peru Copper Corporation durante el año 2003. Southern Peru Copper Corporation se hace responsable por su contenido conforme a los dispositivos legales aplicables."

LUIS ECHEVARRIA
Gerente Legal

JOSÉ N. CHIRINOS
Director de Contraloría y Finanzas

Todos los tonelajes en esta memoria están expresados en toneladas métricas a menos que se indique lo contrario; para convertirlas a toneladas cortas se debe multiplicar por 1.102. Todas las distancias están en kilómetros; para convertirlas a millas se debe multiplicar por 0.62137. Todas las onzas son onzas troy. Todas las cantidades en US. dólares representan cantidades en dólares históricos, donde corresponda, o los dólares equivalentes de acuerdo con los principios de contabilidad generalmente aceptados en los Estados Unidos. "SPCC", "Southern Peru" o la "Compañía" incluyen a Southern Peru Copper Corporation y a sus otras subsidiarias consolidadas.

ÍNDICE

RESULTADOS OPERATIVOS IMPORTANTES
(TONELADAS)

AREA DE OPERACIÓN O PLANTA	2003		2002
Toquelapa			
Material Minado (000's)	105,242	R	102,145
Mineral Molido (000's)	21,208	R	17,595
Concentrado producido	505,236	R	446,389
Contenido de Cu en concentrado	142,373	R	125,424
Molibdeno producido	4,153		4,215
Cuajone			
Material Minado (000's)	97,471		99,589
Mineral Molido (000's)	29,798		29,756
Concentrado producido	710,004	R	651,163
Contenido de Cu en concentrado	184,528	R	168,208
Molibdeno producido	4,867	R	4,104
SX/EW			
Soluciones Beneficiadas (000's de m3)	43,604	R	41,781
Cátodos	47,756		52,854
Fundición			
Concentrado fundido	1,182,870		1,183,816
Blister producido	314,920		316,493
Refinería			
Producción de cátodos	284,006	R	281,669
Total Cu SPCC	366,890		366,961
Total Cu SPCC (000's de libras)	808,853		809,009
Total Mo	9,020	R	8,319

R: Récords de producción

RESERVAS DE COBRE **Unidad**	RESERVAS DE MINERAL (000'S DE TONELADAS) AL 31/12/03	CONTENIDO PROMEDIO DE COBRE (%) AL 31/12/03
Toquepala		
Sulfuros	619,638	0.74
Lixiviable	1,732,229	0.18
Cuajone		
Sulfuros	1,123,264	0.64
Lixiviable	58,552	0.41

PRINCIPAL INFORMACIÓN ESTADÍSTICA DE SPCC

PRODUCTIVIDAD
(TONELADAS DE COBRE POR EMPLEADO)


120
100
80
60
40
20
64
66
88
93
92
97
105
97
98
99
00
01
02
03

PRODUCCION DE COBRE
(MILES DE TONELADAS)


300
250
200
150
100
50
310,948
302,297
338,202
340,665
342,264
346,486
374,567
97
98
99
00
01
02
03

PRODUCCION DE REFINERIA
(MILES DE TONELADAS)


300
250
200
150
100
50
232,835
246,484
250,718
264,743
277,260
281,669
284,005
97
98
99
00
01
02
03

PRODUCCION DE SX/EW
(MILES DE TONELADAS)


60
50
40
30
20
10
44,522
47,185
49,544
56,065
54,428
52,854
47,756
97
98
99
00
01
02
03

VENTAS DE COBRE
(MILES DE TONELADAS)


400
380
360
340
320
300
337,466
341,154
340,137
354,183
370,643
365,433
375,160
97
98
99
00
01
02
03


ALIANCA

EMBARQUE DE CÁTODOS DE COBRE EN EL MUELLE INDUSTRIAL DE SOUTHERN PERU EN ILO.

CARTA A LOS ACCIONISTAS

Durante el año 2003, Southern Peru Cooper Corporation ha logrado significativas avances en sus actividades mineras; muchos indicadores muestran resultados que son históricamente los más altos desde el inicio de sus operaciones. Ello se debe a tres factores principales: una estricta disciplina en materia de costos, la puesta en operación de algunas obras de modernización y ampliación de sus unidades y un repunte en el precio del cobre de un 14%.

Entre los indicadores más notables está el de las utilidades, que ascendieron a $120.7 millones, producto del aumento en la producción de cobre y molibdeno de mina, que alcanzó, respectivamente, incrementos de 8.1% y 8.4%, así como por la variación en las cotizaciones de estos prod uctos, que incrementaron sus precios 14% y 41%, también respectivamente. El precio promedio del cobre en la Bolsa de Metales de Londres (LME) y en la Bolsa de Productos de New York (COMEX) fue de 81 centavos para el 2003, comparado con 71 centavos (LME) y 72 centavos (COMEX) por libra en el 2002. El precio del molibdeno fue $5.32 por libra y el precio COMEX para la plata fue $4.89.

La Compañía continuó reduciendo sus costos de producción debido a mayores eficiencias alcanzadas en el año que terminó. El punto de equilibrio operativo por libra de cobre disminuyó de 45.6 centavos de dólar en 2002 a 39.9 centavos de dólar para 2003.

La venta de productos para todo el año 2003 totalizó $798.4 millones; un incremento de 20.1% sobre el período del 2002, que alcanzó $664.7 millones. El molibdeno y la plata, los más importantes subproductos de la Compañía, representaron 15.7% del total de las ventas del 2003 y 11.9% en el 2002. Para el año 2003, el molibdeno representó 13.1% de las ventas, la plata el 2.6% y el cobre el 83.2% del total de las ventas.

En 2003 la producción de cobre minado alcanzó 826 millones de libras. El incremento en la producción de cobre minado de SPCC se debió, principalmente, a la mayor producción de la mina Toquepala y al mayor volumen tratado tras la ampliación de la capacidad de procesamiento de la concentradora. La mayor producción de concentrados permitió que SPCC se autoabasteciera, evitando así tener que adquirir concentrados a terceros, para alcanzar la capacidad de diseño de la Fundición, generando así ahorros adicionales. La concentradora en Toquepala procesó 21.2 millones de toneladas en el 2003, 20.5% más que lo procesado en el 2002. El incremento en la capacidad fue parcialmente reducido por las menores leyes y por leves bajas en las recuperaciones del mineral extraído en el 2003. A pesar de las menores leyes y recuperaciones, la concentradora produjo 505,236 toneladas de concentrado, un nuevo récord de producción. El incremento en la producción de la mina Cuajone se debe a mayores leyes de mineral en el 2003 y mejoras en la recuperación de la molienda, que produjeron 710,004 toneladas de concentrados, también un nuevo récord de producción. La producción de cobre SX/EW disminuyó en 11.2 millones de libras debido a la menor ley en las soluciones cargadas de cobre (PLS).

Southern Peru ha iniciado importantes proyectos durante el año 2003, como son: el Proyecto de Depósitos Lixiviables, que consiste en reemplazar el traslado del mineral lixiviable mediante acarreo con volquetes por el de fajas transportadoras en la mina Toquepala. A la fecha tiene un avance del 18% y se estima que su construcción culminará en junio del 2005.

También, en el 2003, como parte del acuerdo del Programa de Adecuación y Manejo Ambiental suscrito por la Compañía con el Gobierno Peruano, Southern Peru firmó un contrato para el proyecto de modernización de la fundición en Ilo y presentó dicho contrato al Ministerio de Energía y Minas del Perú. La fundición modernizada empleará la tecnología australiana Isasmelt, su capacidad de procesamiento se incrementará a 1.2 millones de toneladas de concentrado de cobre por año y su producto final serán ánodos en lugar de las barras blister que se producen actualmente, incorporando importantes beneficios y ahorros a SPCC. La captura de S02 será del orden de 95%, muy superior a lo requerido por la legislación internacional y del Perú. Esta modernización de la Fundición, concluye el programa de Adecuación Ambiental (PAMA) asumido por SPCC con el Gobierno Peruano. Posiciona a SPCC dentro de las empresas mineras que observara los estándares en materia ambiental que desarrolla una minería sustentable. Durante el 2003, y mientras culmine la modernización de la fundición, Southern Peru continuará aplicando, voluntariamente, su Programa de Control Suplementario, el mismo que ha mejorado significativamente la calidad del aire en Ilo desde su implementación en 1996.

Igualmente, en el 2003, SPCC inició su proceso de internacionalización, adquiriendo derechos mineros en Chile. La exploración de estos yacimientos permitirá a la empresa incrementar sus reservas, así como su proyección a futuro. Asimismo, continuó con su programa de exploraciones en todo el Perú, principalmente en el sur del país, orientado al descubrimiento de recursos de cobre y oro. Con relación al proyecto Los Chancas, en el año 2003 se continuó con el programa de perforación.

En el año 2003, se establecieron nuevos récords de producción y seguridad industrial, indicados a continuación:

- La mina Toquepala registró volumen récord de producción de concentrados 505,236 toneladas.
- Las soluciones beneficiadas en la Planta SXEW fueron 43.60 millones de metros cúbicos, los mayores hasta ahora.
- La mina Cuajone registró volumen récord de producción de concentrados 710,004 toneladas.
- La mina Cuajone también incrementó su producción de molibdeno, de 4,104 a 4,867 toneladas.
- La Refinería estableció un récord al producir 284,006 toneladas de cátodos electrolíticos.

Southern Peru prevé que los proyectos de inversión que realiza la Compañía consolidarán aún más su posición entre las principales productoras de metales del mundo, lo que augura un retorno económico satisfactorio para los accionistas, una contribución para los países y las comunidades donde opera y un beneficio para los trabajadores de SPCC.

A nombre del Directorio de Southern Peru expresamos nuestro agradecimiento a todo el personal por su esforzado trabajo y dedicación, a nuestros clientes por su reiteradas muestras de confianza y lealtad y a ustedes, nuestros accionistas, por su permanente apoyo.

GERMÁN LARREA MOTA-VELASCO
PRESIDENTE DEL DIRECTORIO Y PRESIDENTE EJECUTIVO

OSCAR GONZÁLEZ ROCHA
PRESIDENTE Y DIRECTOR GENERAL

ESTADÍSTICAS DE PRODUCCIÓN. DATOS SELECCIONADOS POR CINCO AÑOS

SOUTHERN PERU COPPER CORPORATION Y SUBSIDIARIAS

PRODUCCIÓN DE COBRE	2003	2002	2001	2000	1999
Minas (CONTENIDO DE COBRE EN MILES DE LIBRAS)					
Toquepala	**313 ,878**	276,513	270,619	232,886	256,387
Cuajone	**406,814**	370,834	363,951	394,548	379,995
SX/EW	**105,283**	116,524	119,993	123,602	109,225
Total minas	**825,975**	763,871	754,563	751,036	745,607
Fundición (CONTENIDO DE COBRE EN MILES DE LIBRAS)					
De concentrados SPCC	**687,727**	632,910	636,844	606,965	605,150
De concentrados comprados	**6,552**	64,836	86,800	45,267	32,986
Total Fundición	**694,279**	697,746	723,644	652,232	638,136
Refinerías (MILES DE LIBRAS DE COBRE)					
Ilo	**626,126**	620,974	611,254	583,658	552,738
SX/EW	**105,283**	116,524	119,993	123,602	109,225
Total Refinerías	**731,409**	737,498	731,247	707,260	661,963
Ventas de Cobre (MILES DE LIBRAS)					
Refinado	**625,267**	621,197	612,138	582,724	553,246
Blister	**61,863**	68,619	84,302	57,775	66,169
Concentrados	**35,586**	-	-	17,083	21,433
SX/EW	**104,370**	115,826	120,688	123,258	109,024
Total ventas de cobre	**827,086**	805,642	817,128	780,840	749,872
Molibdeno (CONTENIDO EN CONCENTRADOS, MILES DE LIBRAS)					
Minas					
Toquepala	**9,156**	9,292	9,035	8,243	6,993
Cuajone	**10,730**	9,048	9,377	7,639	5,070
Total producido	**19,856**	18,340	18,412	16,882	12,063
Ventas de molibdeno	**19,953**	18,178	18,511	16,043	11,836
Plata (MILES DE ONZAS)					
Fundición (EN BLISTER)					
Concentrados Ilo SPCC	**4,270**	3,710	3,829	4,188	3,378
Refinería					
Ilo	**3,599**	3,660	3,452	3,343	2,796
Ventas de Plata					
Refinado	**3,615**	3,645	3,498	3,454	2,739
En blister	**365**	389	453	411	497
En concentrados	**212**	-	-	220	-
Total ventas de plata	**4,192**	4,034	3,951	3,975	3,236

DATOS FINANCIEROS Y ESTADÍSTICOS SELECCIONADOS POR CINCO AÑOS

SOUTHERN PERU COPPER CORPORATION Y SUBSIDIARIAS

POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE (EN MILLONES DE DÓLARES EXCEPTO POR LOS MONTOS POR ACCIÓN Y TRABAJADORES)	**2003**	**2002**	**2001**	**2000**	**1999**
Estados consolidados de ingresos					
Ventas netas	$ 798	$ 665	$ 658	$ 711	$ 585
Costos y gastos operativos (1)	581	546	568	561	539
Resultado de Operación	217	119	89	150	46
Participación minoritaria de					
Acciones de Inversión en los					
ingresos de la Sucursal del Perú	1	1	1	2	-
Pérdida extraordinaria	-	(9)	(2)	-	-
Utilidad neta	$ 119	$ 61	$ 47	$ 93	$ 29
Montos por acción					
Utilidad neta básica y diluida	$ 1.49	$ 0.76	$ 0.58	$ 1.16	$ 0.37
Dividendos pagados	$ 0.57	$ 0.36	$ 0.36	$ 0.34	$ 0.152
Balances generales consolidados					
Total Activos	$ 1,931	$ 1,752	$ 1,823	$ 1,771	$ 1,545
Efectivo y Valores Negociables	295	148	213	149	11
Deuda Total	349	299	396	347	223
Patrimonio	1,315	1,241	1,209	1,192	1,126
Estado consolidado de flujos de efectivo					
Efectivo proveniente de					
actividades operativas	$ 191	$ 130	$ 151	$ 161	$ 63
Dividendos pagados	45	21	29	27	12
Gastos de capital	50	77	117	113	232
Depreciación y Agotamiento	74	68	76	77	74
Capital accionario					
Acciones comunes en circulación	14.1	14.1	14.1	14.1	14.1
NYSE Precio – máximo	$ 48.85	$ 15.54	$ 15.10	$ 16-7/16	$ 18-1/16
Precio – mínimo	$ 14.42	$ 10.82	$ 8.42	$ 11.00	$ 8-7/16
Acciones comunes Clase A en circulación	65.9	65.9	65.9	65.9	65.9
Valor en libros por acción	$ 16.44	$ 15.71	$ 15.12	$ 14.90	$ 14.07
P/E ratio	31.65	20.67	26.07	12.84	38.03
Ratios financieros					
Activo corriente a Pasivo corriente	2.5	3.1	1.9	3.3	2.4
Deuda como porcentaje de capitalización	20.9%	19.3%	24.5%	22.4%	16.3%
Trabajadores (al final de año)	3,566	3,575	3,726	3,682	3,844

Notas a los datos financieros y estadísticos seleccionados por cinco años:

(1) Incluye la provisión para la participación de los trabajadores de $16.8 millones, $8.9 millones, $5.9 millones, $12.1 millones, y $3.4 millones en los años terminados al 31 de diciembre del 2003, 2002, 2001, 2000 y 1999.



SOUTHERN PERU COPPER CORPORATION (SPCC) ES UNA DE LAS PRINCIPALES COMPAÑÍAS EN EL PERÚ Y UNA DE LAS DIEZ MÁS GRANDES EMPRESAS PRODUCTORAS DE COBRE PRIVADAS EN EL MUNDO.

PROGRAMA DE EXPANSIÓN Y MODERNIZACIÓN

Con relación al programa de expansión y modernización anunciado en los últimos años éste continua su implementación.

En Toquepala se inició el Proyecto de Depósitos Lixiviables, que considera el uso de una chancadora, fajas transportadoras y sistema de apilamiento para el mineral lixiviable de la Mina Toquepala. El Proyecto consiste en reemplazar el traslado del mineral lixiviable por acarreo con volquetes por el de fajas transportadoras, para lo cual será necesario instalar una chancadora a la salida de la mina, 6.5 Km. de fajas en superficie y un sistema de apilamiento que permita colocar el mineral en depósitos de baja altura en capas de 30 - 40m, este mineral tendrá granulometría donde el 80% del total pasa la malla de 9 pulgadas. La capacidad máxima de tratamiento anual será de 50.2 millones de toneladas de mineral lixiviable.

A fines de diciembre, se tiene un avance del 18% en el proyecto, las ordenes de compra para los equipos principales ya han sido colocadas. Los trabajos de movimiento de tierras están siendo ejecutados con la colaboración de Operaciones Mina y se ha iniciado el proceso de licitación de las obras civiles para el edificio que albergará la chancadora.

La ingeniería se estima que estará concluida en mayo del 2004 y la construcción en junio del 2005, con lo cual comenzará el comisionado y las pruebas de arranque.

Por otra parte, también viene desarrollándose la ingeniería para el Proyecto de Construcción de Nuevas Represas para PLS, este proyecto es complementario al Proyecto de Depósitos Lixiviables debido a que durante el crecimiento de los nuevos depósitos se requiere de nuevas represas de colección porque durante la construcción de los nuevos depósitos llegará un momento donde las actuales represas de PLS, ubicadas en la Quebrada Toquepala, estarían siendo cubiertas por el mineral depositado. Estos trabajos también involucran estaciones de bombeo y tuberías de conducción del PLS a la planta, se estima que el inicio de los trabajos sea para agosto del 2004 y su culminación en diciembre del 2005.

Asimismo durante el año 2003 se terminó el Proyecto de Construcción de los Diques Auxiliares en la zona de la presa de relaves de Quebrada Honda, lo cual nos permitirá mantener la operación de la presa sin que exista el riesgo de que parte de los relaves o el agua decantada de los mismos vaya hacia la Quebrada Santallana.

Con relación a los estudios de lugares para disposición de relaves, se ha continuado realizando los estudios para evaluar la posibilidad de reemplazar el sistema convencional de tratamiento de los relaves con ciclones, por el sistema de relaves espesados en la Pampa Purgatorio; sin embargo, los resultados a la fecha no han sido alentadores. Durante el año 2004 se con-

NUEVO MOLINO DE BOLAS EN LA CONCENTRADORA DE TOQUEPALA, INSTALADO COMO PARTE DE SU EXPANSIÓN Y MODERNIZACIÓN.



tinuará con los estudios para definir la mejor alternativa para la disposición de los relaves de Toquepala y Cuajone.

El Proyecto de Modernización de la Fundición de Ilo, durante el año 2003 se eligió la tecnología a ser empleada, entre varias alternativas se concluyó que la tecnología australiana Isasmelt es la que mejor se adecua a las necesidades de la fundición. Esta tecnología emplea un horno vertical estacionario para la etapa de fusión de los concentrados de cobre, la etapa de conversión será realizada en cuatro convertidores Peirce Smith de 15 pies de diámetro por 35 pies de largo, de los cuales tres serán reacondicionados y uno será nuevo, se instalará una nueva planta de ánodos, una nueva planta de ácido sulfúrico y una nueva planta de oxigeno, así como las otras facilidades auxiliares necesarias.

La capacidad de procesamiento será de 1.2 millones de toneladas de concentrado de cobre por año. La captura de SO_2 será del orden de 95% que esta por encima de lo requerido por la legislación internacional y del Perú. El producto final de la nueva fundición serán ánodos de cobre en lugar de las barras de blister que actualmente se producen.

La Fase 1 de Confirmación de Costo e Ingeniería Básica, fue terminada en noviembre del 2003. El contrato para la Fase 2 que permitirá completar el proyecto, usando la tecnología Isasmelt, se firmó con la firma Fluor a finales del año 2003. Se estima iniciar la etapa de trabajos preliminares en abril del 2004 y los trabajos de construcción a finales del 2004. La etapa de comisionado y puesta en marcha se estima iniciarla en junio del 2006 y la planta deberá estar operando en noviembre de ese año con lo cual estaríamos cumpliendo con nuestro compromiso con el PAMA antes de la fecha indicada en dicho acuerdo que es enero del 2007.

EXPLORACIÓN

Durante el 2003, la Compañía continuó con su programa de perforación en el proyecto Los Chancas, donde se completaron 27,908 metros de perforación diamantina de los 27,000 metros proyectados. Se inició una segunda y última fase de análisis metalúrgicos con muy buenos resultados. Los análisis indican recursos de 200 millones de toneladas con leyes de cobre de 1.0%, 0.07% de molibdeno y 0.12 gramos de oro por tonelada. El proyecto está en su etapa final.

No se desarrolló ningún programa de perforación diamantina en el Proyecto Tantahuatay. Los recursos serían de 27.1 millones de toneladas, con un promedio de 0.89 gramos de oro por tonelada y 13.0 gramos de plata por tonelada. SPCC tiene una participación de 44.245% en el Proyecto Tantahuatay.

Durante el 2003, se desarrolló un extenso programa de exploración en todo el país, llegando a completar 11,265 metros de perforación diamantina, de los 15,000 metros planeados, para identificar recursos de cobre y oro.

Actualmente, la Compañía tiene control sobre 123,119 hectáreas de derechos mineros propios y 20,454 hectáreas de derechos mineras en joint venture con otras compañías.

ACARREO DEL MATERIAL EN EL TAJO ABIERTO DE LA MINA CUAJONE.

DURANTE EL 2003, LA COMPAÑÍA CONTINUÓ CON SU PROGRAMA DE PERFORACIÓN EN EL PROYECTO LOS CHANCAS, DONDE SE COMPLETARON 27,908 METROS DE PERFORACIÓN DIAMANTINA.

La compra de concesiones mineras en Chile, representó la internacionalización de las operaciones de exploraciones durante el 2003. La compañía adquirió más de 35,258 hectáreas en derechos mineros con recursos naturales de cobre, oro y plata ubicadas dentro de la Tercera Región y Primera Región en el país del sur. La exploración de estos yacimientos en Chile confirma la política de globalización de SPCC en Latinoamérica y permitirá a la empresa el incremento de sus reservas y el desarrollo de sus operaciones en la región.

RELACIONES COMUNITARIAS

Southern Peru dinamiza de manera importante la economía del sur del país, y está particularmente identificada con las *expectativas de desarrollo sostenible y el bienestar de los* pueblos de Tacna y Moquegua, promoviendo y realizando acciones de inversión social en las comunidades vecinas de dichas regiones. Esta inversión social se concreta en la forma de co-participación con diversas entidades públicas y los propios pobladores. A esta manera de hacer empresa, denominamos: Responsabilidad Social; se trata de una concepción que orienta la proyección social de la empresa al entorno geográfico como facilitador del desarrollo socioeconómico local. Southern Peru se desenvuelve como buen vecino corporativo, social y ambientalmente responsable, plasmando este enfoque a través de proyectos participativos.

Durante el 2003, SPCC desarrolló, entre otros, los proyectos siguientes:

- En lo concerniente al manejo del recurso hídrico: En el valle de Torata (Moquegua), se culminó la Fase IV de la construcción del canal de Chilligua de 27 Km. En Candarave, se construyó canales en las zonas de Patapatani, Santa Cruz, Huanuara, Yucamani, Aricota y Yarabamba. Se construyeron dos reservorios en Candarave -uno en Ancocala y uno en San Pedro-, así como 16 reservorios en Pampa Baja (Ite). Adicionalmente, se construyó el partidor de abastecimiento de agua en Santa Cruz-Candarave.

- En el aspecto agronómico: En Candarave (Tacna), se fortaleció zonas semilleras de papa, trabajando con variedades "Tomasa T. Condemayta" y "Canchán", se construyó un local para tratamiento de semillas de ajo por termoterapia en Aricota, y se fomentó la siembra de avena forrajera para provisión de alimento de ganado ovino y vacuno con la finalidad de atenuar la escasez de forraje a consecuencia de sequías. En Torata (Moquegua), se apoyó el cultivo de frutales y de



OLLA VERTIENDO MATA A HORNO DE RETENCIÓN EN LA FUNDICIÓN DE ILO.

EL INCREMENTO EN LOS RESULTADOS DE LA COMPAÑÍA EN EL 2003 SE DEBE PRINCIPALMENTE AL AUMENTO DE LA PRODUCCIÓN, A LA MEJORA EN LOS PRECIOS Y A LA REDUCCIÓN DE COSTOS DEBIDO A LAS MEJORES EFICIENCIAS LOGRADAS.

especies aromático-medicinales y se capacitó en el manejo de siembras para posibilidades de agro exportación. En una parcela demostrativa de Villa Locumba (Tacna), se realizó una siembra experimental del cultivo alternativo de pimiento Páprika con sistema de riego presurizado. Se brindó cursos de capacitación en las localidades de Torata, Huaytire, Candarave y Locumba, en los departamentos de Moquegua y Tacna.

- En el aspecto ganadero: En Candarave, se apoyó el mejoramiento genético de ovinos con la introducción de reproductores de calidad genética de la raza Hampshire Down, y se firmó un convenio con CONACS (Consejo Nacional de Camélidos Sudamericanos) para la crianza sostenible de vicuñas. En la zona altoandina de Suches-Huaytire, a 4,600 m.s.n.m. se está trabajando en el mejoramiento genético de camélidos sudamericanos (alpacas) con reproductores de calidad de razas Suri y Huacayo. En Higuerani, distrito de Ilabaya (Tacna), se construyó un galpón para la crianza de cuyes reproductores de tipo I de la variedad Perú y Andino provenientes de galpones reconocidos del sur (Arequipa y Tacna).

- En lo concerniente a la proyección hacia el ámbito comercial: En Candarave, se apoyó la formación de una empresa de comercialización de productos cárnicos, siendo capacitados y asesorados por técnicos de SPCC. En Torata, se realiza la construcción de un Complejo Agroindustrial, para acopio de la producción agrícola de dicha zona.

- En cuanto a la infraestructura básica: Se realizó el encauzamiento del río Colocaya en Ilabaya y la construcción de defensas ribereñas. Se llevó a cabo la electrificación de Oconchay en Ilabaya (Tacna), y del pueblo de Nuevo Camilaca en Candarave. Se construyó el local del Comité de Regantes de Cairani, en Candarave.

- En apoyo a proyectos mayores: Se realizó el estudio de Pre-Factibilidad de regulación del río Callazas (Candarave) para la posible construcción de una represa, y el estudio de sedimentos del río Sama (Valle de Sama - Tacna) en la sección Yarascay para determinar la viabilidad técnica de un embalse.

- A fin de mitigar los efectos de la sequía y preservar el ganado, Southern Peru apoya a los ganaderos de Candarave en el transporte de forraje desde Puno.

- Como actividades adicionales: En Candarave, se auspició la Gran Feria Agropecuaria 2003 y la Feria de la Papa en la localidad de Santa Cruz. En Moquegua, se auspició la Feria Agropecuaria de Moquegua 2003 y la Feria Agrícola de Torata. Así también, en Candarave se distribuyó equipos para las postas médicas y se realizó campañas médicas en la zona de Ancocala. Adicionalmente, se apoyó en la elaboración de un expediente y material promocional para el proyecto de Desarrollo Turístico de Candarave.

Los resultados alcanzados en el 2003 por Southern Peru en su Programa de Responsabilidad Social, son altamente satisfactorios.

RESULTADOS DE OPERACIONES PARA LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 2003, 2002 Y 2001.

En el 2003, SPCC declaró utilidades netas de $119.2 millones o utilidades diluidas de $1.49 por acción, comparado con utilidades netas de $60.6 millones o utilidades diluidas de $0.76 por acción en el 2002 y $46.6 millones o utilidades diluidas de $0.58 por acción en el 2001.

El incremento en los resultados de la Compañía en el 2003 se debe principalmente al aumento de la producción de cobre minado y de molibdeno, a la mejora significativa en los precios del cobre y del molibdeno y a la reducción de costos debido a las mejores eficiencias logradas.

El precio del cobre durante el 2003 en la Bolsa de Metales de Londres (LME) y la Bolsa de Productos de Nueva York (COMEX)



MOLINOS EN LA CONCENTRADORA DE CUAJONE.

fue de 81 centavos de dólar por libra, comparado con 71 centavos y 72 centavos respectivamente durante el año 2002.

El incremento de la producción y las eficiencias operativas obtenidas, representaron una disminución significativa en los costos unitarios y una mejora en el costo operativo de equilibrio; este costo fue de 39.9 centavos en el 2003 comparado con 45.6 centavos en el 2002 y 49.3 centavos en el 2001.

Esta reducción representa una mejora 12.5% sobre los costos del 2002, en adición al 7.5% logrado en el 2002 respecto de los costos del 2001.

Ventas netas: Las ventas netas en el 2003 fueron $798.4 millones, comparadas con $664.6 millones en el 2002 y $657.5 millones en el 2001. Las ventas aumentaron en el 2003 en $133.8 millones, un incremento de 20.1% respecto del año anterior, debido principalmente a las mayores ventas de cobre y de los principales subproductos de la Compañía, molibdeno y plata.

Precios: Los precios de venta de los metales de la Compañía se establecen principalmente por referencia a los precios cotizados en la Bolsa de Metales de Londres (LME) y la Bolsa de Productos de Nueva York (COMEX) o los publicados en el Platt´s Metals Week, para precios promedio de óxidos de distribuidor, en el caso del molibdeno.



DATOS SOBRE VOLÚMENES / PRECIOS

	2003	2002	2001
PRECIO PROMEDIO DE METALES			
Cobre (por libra – LME)	$ 0.81	$ 0.71	$ 0.72
Cobre (por libra – COMEX)	$ 0.81	$ 0.72	$ 0.73
Molibdeno (por libra)	$ 5.32	$ 3.77	$ 2.36
Plata (por onza – COMEX)	$ 4.89	$ 4.60	$ 4.36

VOLÚMENES DE VENTAS (EN MILES)			
Cobre (libras)	827,086	805,642	817,128
Molibdeno (libras) (1)	19 ,953	18,178	18,511
Plata (onzas)	4,192	4,034	3,951

(1) La producción de molibdeno de la Compañía se vende en forma de concentrados.
El volumen representa las libras de molibdeno contenidas en concentrados

CHANCADORA PRIMARIA DE LA CONCENTRADORA CUAJONE.

EL PAMA DE LA COMPAÑÍA ESTABLECE QUE EL PROYECTO DE MODERNIZACIÓN DE LA FUNDICIÓN DEBE SER CULMINADO EN ENERO DEL 2007.

DIVIDENDOS Y CAPITAL ACCIONARIO

La Compañía pagó dividendos a los accionistas por $45.4 millones o $0.57 por acción, comparado con $28.7 millones (que incluye $7.2 millones usados por la Compañía para honrar una cuenta por cobrar vencida) o $0.36 por acción en el 2002 y $28.8 millones o $0.362 por acción en el 2001.

Las distribuciones a la participación minoritaria de las acciones de inversión fueron de $0.4 millón, $0.3 millón y $0.5 millón en el 2003, 2002 y 2001 respectivamente.

El 3 de febrero del 2004 se declaró un dividendo trimestral de $0.27 por acción común, totalizando $21.6 millones, pagadero el 9 de marzo del 2004. La política de dividendos de la Compañía continúa siendo revisada en cada reunión del Directorio, teniendo en consideración el actual programa intensivo de inversión de capital, incluyendo la modernización de la fundición, y el flujo de efectivo futuro que se espera obtener por las operaciones.

ASUNTOS AMBIENTALES

Las operaciones de la Compañía están sujetas a la legislación y reglamentos peruanos. Como parte de estos requerimientos legales-ambientales, SPCC presentó su Programa de Adecuación y Manejo Ambiental (PAMA) al Gobierno Peruano en el año 1996 el cual incluía las operaciones en actividad que no contaran con un estudio de impacto ambiental hasta esa fecha. El PAMA fue aprobado en enero de 1997 y contiene 34 medidas de mitigación y proyectos necesarios para adecuar las operaciones existentes a los estándares establecidos por el gobierno. A finales del 2002, treinta y uno de estos proyectos ya han sido concluidos. Adicionalmente, en noviembre del 2002, el gobierno aprobó la culminación de todos los proyectos PAMA relacionados con las operaciones de la Compañía en Cuajone y Toquepala. Los tres proyectos pendientes del PAMA corresponden a las operaciones en Ilo.

La modernización de la fundición de Ilo es el proyecto por ejecutarse que demandará la mayor inversión de capital. Este proyecto modernizará la fundición y tiene como objetivo capturar no menos del 92% de las emisiones de azufre, de acuerdo con los requerimientos del PAMA.

El PAMA de la Compañía, aprobado por el Ministerio de Energía y Minas (MEM) en 1997, estableció que la fundición sería modernizada en un proyecto de dos etapas; la primera etapa, a culminarse en el 2003 y, la segunda y última etapa, en enero del 2007. En enero del 2002, el MEM aprobó una solicitud de SPCC para modificar el PAMA, comprometiéndose la Compañía a modernizar la fundición en una sola etapa que sería terminada en diciembre del 2004. Dadas las condiciones económicas, políticas y de mercado, en noviembre del 2002, la Compañía presentó una nueva solicitud al MEM para reprogramar el calendario de la modernización de la fundición. El proyecto empezaría a fines del 2003 y culminaría a más tardar en el 2007. En el tercer trimestre del 2003, el MEM aceptó la modificación propuesta por la Compañía para completar el proyecto de la modernización de la fundición dentro del plazo de 10 años originalmente establecido.

En marzo del 2003, como resultado de una fiscalización ambiental semestral de rutina a las operaciones mineras de SPCC, el MEM notificó a la Compañía demandando cumplimiento de los compromisos establecidos en el PAMA en un plazo de 90 días. Esta notificación requería a SPCC el inicio del proyecto de modernización y satisfacer el compromiso de inversión de $77.4 millones dentro del plazo de 90 días. De acuerdo a ley, la Compañía fue sancionada con una primera multa de aproximadamente $20,000. Como resultado de las negociaciones con el MEM y la aceptación por parte de ellos del cronograma original para el proyecto de modernización de la fundición, este tema ha sido resuelto satisfactoriamente.

EN JULIO DEL 2003, LA COMPAÑÍA OTORGÓ EL CONTRATO PARA DESARROLLAR LA INGENIERÍA BÁSICA Y PROVEER LA TECNOLOGÍA PARA LA MODERNIZACIÓN DE LA FUNDICIÓN A LA FIRMA FLUOR/XSTRATA.



En julio del 2003, la Compañía otorgó el contrato para desarrollar la ingeniería básica y proveer la tecnología para la modernización de la fundición a la firma Fluor/Xstrata. A fines de noviembre del 2003, Fluor/Xstrata entregó a SPCC la ingeniería básica del proyecto y para fines de diciembre del 2003 se firmaron los contratos para el desarrollo de la ingeniería de detalle y para la construcción. El nuevo costo para completar este proyecto se estima en $306 millones.

La Compañía cuenta con recursos suficientes para empezar el proyecto, pero requerirá de importantes cantidades de dinero para su terminación. La Compañía cuenta en el Perú con un programa aprobado para la emisión de US$750 millones en bonos, de los cuales ya se han emitido US$199 millones. No hay garantía que la totalidad del proyecto de la fundición pueda ser financiado con la emisión de bonos en el Perú. La Compañía podría financiar la porción no cubierta con recursos del mercado peruano con fondos operativos, o con endeudamiento adicional en el mercado internacional.

Los gastos relacionados al PAMA para el período 1997-2003 fueron de más de $151 millones. Una vez que se inicie el proyecto de modernización de la fundición, la Compañía estima realizar importantes gastos de capital para el control ambiental a partir del 2004.

El Congreso Peruano, en octubre del 2003, emitió una nueva ley anunciando obligaciones de cierre y remediación para la industria minera. Debido a esta ley, el MEM debe de publicar en enero del 2004, el proyecto de reglamento para la implementación de dicha ley y el reglamento en abril del 2004. La Compañía estima que esta ley incrementará sus obligaciones por retiro de activos y demandará gastos adicionales para satisfacer sus requerimientos. La Compañía está estudiando el impacto de esta ley en sus resultados financieros, pero estos no podrán ser estimados con confiabilidad hasta no se publique el reglamento.

Los gastos de capital relacionados con los proyectos ambientales fueron aproximadamente de $2.1 millones en el 2003, $2.5 millones en el 2002, y $8.9 millones en el 2001. Ver: "Discusión y Análisis por parte de la Gerencia sobre la Situación Financiera y los Resultados de Operaciones - Asuntos Ambientales", que ha sido incorporado en este documento como referencia.

CÁTODOS ELECTROLÍTICOS DE LA REFINERÍA SON EXPORTADOS POR EL PUERTO DE ILO.



INSPECCIÓN DE CÁTODOS EN EL PATIO DE LA REFINERÍA DE ILO ANTES DE PROCEDER A SU EXPORTACIÓN.

INFORMACIÓN GENERAL, DESCRIPCIÓN DE OPERACIONES Y DESARROLLO

DATOS RELATIVOS A SU CONSTITUCIÓN Y A SU INSCRIPCIÓN EN LOS REGISTROS PÚBLICOS:

SPCC es una corporación constituida de acuerdo a las Leyes del Estado de Delaware en los Estados Unidos de Norteamérica. Actúa en el Perú por intermedio de una Sucursal, la que fue establecida por escritura pública otorgada ante Notario Público de Lima, Dr. Ricardo Fernandini Arana de fecha 6 de noviembre de 1954. Por escritura pública de fecha 6 de abril de 1998, otorgada ante Notario Público de Lima, Dr. Carlos A. Sotomayor Bernós, la Compañía se adecuó a las disposiciones de la Ley Nº 26887 "Ley General de Sociedades", la que quedó inscrita en la Partida Electrónica 03025091 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao (antes Asiento Nº 384 de la ficha Nº 2447 del Registro de Personas Naturales y Jurídicas Mineras del Registro Público de Minería).

Ver también: "Breve reseña histórica desde la constitución de la empresa".

Breve descripción: Southern Peru Copper Corporation (SPCC) es un productor de cobre integrado. Opera las minas de Toquepala desde 1960 y Cuajone desde 1976, en las alturas de los Andes en el sur del Perú, aproximadamente 984 kilómetros al sudeste de Lima, en los departamentos de Tacna y Moquegua respectivamente. También opera una fundición y una refinería ubicadas al oeste de las minas, en la costa del Océano Pacífico, cerca a la ciudad de Ilo, departamento de Moquegua.

SPCC es una de las principales compañías del Perú y una de las diez más grandes empresas cupríferas privadas en el mundo.

SPCC, indirectamente, forma parte de "Grupo México S.A. de C.V." quien es propietaria del 100% de acciones de Americas Mining Corporation (AMC). A su vez AMC es propietaria del 100% de las acciones de SPHC II Incorporated y esta última propietaria del 54.2% de las acciones de SPCC. El objeto social de las principales empresas que conforman Grupo México S.A. de C.V. es el de dedicarse a las actividades mineras y de transporte ferroviario.

El Grupo relacionado con las operaciones de SPCC incluye:

	RAZÓN SOCIAL	% (*)	DOMICILIO	INSCRIPCIÓN EN EL RPMV
1	Grupo México, S.A. de C.V.		México	
	ACTIVIDADES DE TRANSPORTE FERROVIARIO			
2	Infraestructura y Transportes México, S.A. de C.V.	99.99	México	
3	Grupo Ferroviario Mexicano	74.00	México	
	ACTIVIDADES MINERAS			
4	Grupo Minera México Internacional, S.A. de C.V.	99.99	México	
5	Americas Mining Corporation (AMC)	100.00	EE.UU.	
6	Minera México, S.A. de C.V.	99.14	México	
7	Industrial Minera México, S.A. de C.V.	98.12	México	
8	Mexicana de Cobre, S.A. de C.V.	94.59	México	
9	Mexicana de Cananea, S.A. de C.V.	98.49	México	
10	ASARCO, Incorporated	100.00	EE.UU.	
11	SPHC II, Incorporated	100.00	EE.UU.	
12	Southern Peru Copper Corporation (SPCC)	54.20	EE.UU.	**X1**
13	Southern Peru Limited	100.00	EE.UU.	
14	Logistics Services Incorporated (LSI)	100.00	EE.UU.	
15	Global Natural Resources, Inc.	100.00	EE.UU.	
16	Multimines Corporation	100.00	EE.UU.	
17	Multimines Insurance Company, Ltd.	100.00	Bermudas	
18	**SOUTHERN PERU COPPER CORPORATION, Sucursal del Perú**	82.40	Perú	**X2**
19	Compañía Minera Los Tolmos S.A.	100.00	Perú	

NOTAS: 1.- Acciones Comunes
2.- Acciones de Inversión

CAPITAL SOCIAL Y ACCIONES COMUNES

	ACCIONES
Capital Autorizado:	100,000,000
Capital emitido y pagado:	
Acciones Comunes Clase A	65,900,833
Acciones Comunes en circulación	14,112,942
Valor Nominal de las Acciones Comunes	US$ 0.01

ESTRUCTURA ACCIONARIA	ACCIONES	PARTICIPACIÓN
Southern Peru Holdings Corporation (*)	43,348,949	63.1%
Cerro Trading Company, Inc. (*)	11,378,088	16.6%
Phelps Dodge Overseas Capital Corporation (*)	11,173,796	16.3%
Acciones Comunes	14,112,942	4.0%
Total/Total	80,013,775	100.0%

(*) Accionistas Comunes Clase A. Cada una de estas acciones tiene derecho a 5 votos a diferencia de las Acciones Comunes que tienen derecho a 1 voto; sobre esta base se ha efectuado el cálculo de la participación.

AUTORIZACIONES OBTENIDAS PARA EL DESARROLLO DEL NEGOCIO:

1. "Concentradora de Toquepala". Autorizada por Resolución Directoral No. 455-91-EM-DGM-DCM de fecha 5 de julio de 1991 se resuelve aprobar el título de Concesión de Beneficio Concentradora Toquepala de 240 hectáreas y 39,000 TM/Día.

Sobre la base del Informe No. 413-97-EM/DGM/DPDM, del 7 de julio de 1997, el Director General de Minería autoriza el funcionamiento de la Planta de Beneficio Concentradora de Toquepala a la capacidad de 43,000 TM/Día.

Sobre la base del Informe No. 547-2002-EM/DGM/DPDM, del 6 de noviembre del 2002, el Director General de Minería autoriza el funcionamiento de la Planta de Beneficio Concentradora de Toquepala a la capacidad de 60,000 TM/Día.

2. "Concentradora de Botiflaca" en Cuajone. Autorizada por Resolución Directoral No. 150-81-EM/DCM de fecha 14 de agosto de 1981 se aprobó la Concesión de Beneficio Concentradora de Botiflaca con una extensión de 56 hectáreas.

Sobre la base del Informe No. 266-99-EM-DGM/DPDM, el 20 de julio de 1999, el Director General de Minería autoriza el funcionamiento de la Planta de Beneficio Concentradora de Botiflaca a la capacidad de 87,000 TM/Día.

3. "Planta de Lixiviación SX/EW Toquepala". Autorizada por Resolución Directoral No. 166-96-EM/DGM de fecha 7 de mayo de 1996 se aprueba la Concesión de Beneficio "Planta de Lixiviación SX/EW Toquepala" con una extensión de 60 hectáreas y se autoriza el funcionamiento definitivo a la capacidad instalada de 11,850 TM/Día.

Por Resolución Directoral de fecha 10 de noviembre de 1998, basada en el Informe No. 663-98-EM-DGM/DPDM, se autoriza la ampliación de la "Planta de Lixiviación SX/EW Toquepala" a 18,737 TM/Día.

4. "Planta de Lixiviación SX Cuajone". Autorizada por Resolución Directoral No. 155-96-EM-DGM de fecha 6 de mayo de 1996 se aprueba la Concesión de Beneficio "Planta de Lixiviación SX Cuajone" con una extensión de 400 hectáreas y se autoriza el funcionamiento definitivo a la capacidad instalada de 2,100 TM/Día.

5. "La Fundición" en Ilo. Autorizada por Resolución Directoral No. 0078-69-EM/DGM del 21 de agosto de 1969 se otorgó la autorización de funcionamiento definitivo a "La Fundición" de Ilo con una producción de 400 TC/Día de cobre ampolloso.

Por Resolución Directoral de fecha 20 de junio de 2000 basada en el Informe No. 204-2000-EM-DGM-DPDM se autoriza el funcionamiento de la Concesión de Beneficio "La Fundición" a la capacidad instalada de tratamiento de 3,100 TM/Día de concentrado de cobre.

6. "Refinería de Cobre Ilo": Autorizada por Resolución Directoral de fecha 27 de mayo de 1994 basada en el Informe No. 056-94-EM-DGM/DRDM se autorizó el funcionamiento de la refinería de Cobre de Ilo con una capacidad de 190,000 TM/Año (533 TM/Día) para tratar cobre blister.

Por Resolución Directoral de fecha 2 de septiembre de 1998 basada en el Informe No. 506-98-EM-DGM/DPDM, se autorizó el funcionamiento de la Planta de Beneficio "La Refinería de Cobre Ilo" a la capacidad ampliada de 658 TM/Día.

Sobre la base del informe N° 080-2002-EM-DGM/DPDM, del 13 de marzo del 2002, el Director General de Minería autorizó el funcionamiento de la Planta de Beneficio "La Refinería de Cobre Ilo" a la capacidad de 800 TM/Día.

7. "Planta de Ácido Sulfúrico". Autorizada por Resolución Directoral No. 024-96-EM/DGM de fecha 19 de enero de 1996 se otorgó la autorización de funcionamiento de la "Planta de Ácido Sulfúrico" instalada en la Concesión de Beneficio "La Fundición" con una capacidad instalada de 472 TM/Día.

Sobre la base del Informe No. 313-98-EM/DGM/DPDM de fecha 18 de mayo de 1998 se autoriza el funcionamiento a la capacidad ampliada de 300,000 TM/Año.

8. "Planta de Lavado y Concentración de Conchuela (Coquina)" Autorizada por Resolución Directoral N° 110-93-EM/DGM, del 3 de agosto de 1993, el funcionamiento de la "Planta de Lavado y Concentración de Conchuela (Coquina)" para procesar conchuela, arena, caliche y otras sales extraídas de minas cercanas, con agua de mar para su lavado, y con capacidad de 2068 TM/Día.

DESCRIPCIÓN DE OPERACIONES Y DESARROLLO RESPECTO DE LA ENTIDAD EMISORA

DETALLE DEL OBJETO SOCIAL

El objeto social de Southern Peru Copper Corporation (SPCC) comprende todas aquellas actividades permitidas por las leyes del Estado de Delaware. Entre ellas, su principal actividad es dedicarse a extraer, moler, concentrar, fundir, convertir, tratar, preparar para el mercado, manufacturar, vender, permutar y, en general, producir y negociar cobre, oro, plata, plomo, zinc, hierro y cualquier otra clase de minerales y materiales u otros materiales, efectos y mercancías de cualquier naturaleza o descripción; así como explorar, explotar, catear, examinar, investigar, reconocer, localizar, valorizar, comprar, vender, permutar, etc., concesiones mineras y yacimientos mineros. SPCC pertenece al grupo CIIU 1320.

El plazo de duración de la Compañía es indefinido.

BREVE RESEÑA HISTÓRICA DESDE LA CONSTITUCIÓN DE LA EMPRESA:

La Compañía fue constituida el 12 de diciembre de 1952, hace 51 años, de acuerdo a las Leyes del Estado de Delaware de los Estados Unidos de Norteamérica, bajo la denominación de Southern Peru Copper Corporation (SPCC). En el año 1954, SPCC estableció una Sucursal en el Perú, para realizar actividades mineras en el país.

"Con fecha 7 de setiembre de 1995, se constituyó "Southern Peru Copper Holding Company" también de acuerdo a las Leyes del Estado de Delaware, con la finalidad de actuar como compañía holding propietaria de la totalidad de las acciones de Southern Peru Copper Corporation (SPCC). A finales de 1995, SPCC cambió su denominación por la de "Southern Peru Limited y "Southern Peru Copper Holding Company" cambió su denominación social a la de Southern Peru Copper Corporation.

Ambas empresas acordaron con efectividad al 31 de diciembre de 1998, la fusión de Southern Peru Copper Corporation y de Southern Peru Limited, absorbiendo la primera compañía a la segunda y asumiendo SPCC la totalidad de sus activos y pasivos, incluyendo a la Sucursal en el Perú. Esta fusión no implicó modificación alguna a los porcentajes de participación en el capital social o de la Cuenta Participación Patrimonial (acciones de inversión), los que se mantienen idénticos.

Las actividades mineras en el Perú son realizadas bajo la denominación social "Southern Peru Copper Corporation", la denominación abreviada de "Southern Peru" o las siglas SPCC, a través de su Sucursal en el Perú. La Sucursal se encuentra inscrita en la Partida Electrónica 03025091 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao (antes Asiento N° 384 de la ficha N° 2447 del Registro de Personas Naturales y Jurídicas Mineras del Registro Público de Minería).

INFORMACIÓN RELATIVA A PLANES O POLÍTICAS DE INVERSIÓN:

Ver Programa de Expansión y Modernización en la página N° 9.

RELACIONES ESPECIALES ENTRE EL EMISOR Y EL ESTADO

Con fecha 20 de noviembre de 1996, SPCC y el Gobierno Peruano (Ministerio de Energía y Minas) celebraron un Contrato de Estabilidad Tributaria con vigencia hasta el año 2010, el cual garantiza la estabilidad tributaria y la disponibilidad de cambio en moneda extranjera de las utilidades de la Sucursal relacionadas con la operación de la planta SX/EW en Toquepala y la operación SX en Cuajone. Asimismo, con fecha 18 de abril de 1995, SPCC y el Gobierno Peruano (CONITE) celebraron un Contrato de Estabilidad Jurídica que garantiza la disponibilidad de divisas, libre remesa de dividendos al exterior, entre otras garantías relativas a la planta de Ácido de la fundición en Ilo.

SPCC obtiene ingresos por créditos tributarios en el Perú por concepto del Impuesto General a las Ventas (IGV) pagado en relación con la adquisición de bienes de capital y otros bienes y servicios empleados en sus operaciones, contabilizando estos créditos como un gasto pagado por anticipado. En virtud de dicho reintegro, SPCC tiene derecho a acreditar el monto del IGV contra sus obligaciones tributarias peruanas o recibir un reintegro.

DESCRIPCIÓN GENÉRICA DE LOS PRINCIPALES ACTIVOS

TOQUEPALA

1. Concesiones mineras Toquepala 1, Toquepala 2, Toquepala 3, Toquepala 5, Toquepala 6, Toquepala 7, Toquepala 12, Toquepala 26 y Toquepala 27. Dichos derechos mineros forman parte de la Unidad Económica Administrativa de Toquepala, la cual consta de 39 Derechos mineros abarcando un área total de 7,718 .00 Has.

2. Planta de Beneficio "Concentradora Toquepala", con capacidad de molienda de 60,000 toneladas al día: consiste de 1 Chancadora Primaria, 2 Chancadoras Secundarias, 4 Chancadoras Terciarias, 8 Molinos de Barras, 24 Molinos de Bolas, 8 Molinos de Bolas para Remolienda, 1 sistema de control de molienda sección 3 y 4, así mismo, 4 Celdas de Flotación OK-100, 3 Celdas de Flotación OK-50, 13 Celdas de Columna y 4 Celdas de Flotación de 130 m3, 24 Celdas de Flotación WEMCO de 42.5 m3 de capacidad, 1 Tractor de Cadenas CAT D10-R, 2 Tractores sobre neumáticos KOMATSU, 1 sistema de reemplazo de linea de agua recuperada.

3. 22 Volquetes con una capacidad de 218 toneladas cada uno, 11 volquetes con capacidad de 181 toneladas cada uno, 12 volquetes con capacidad de 109 toneladas cada uno.

4. 2 Palas 4100A con una capacidad de 73 toneladas, lo que corresponde a 43 m3, 4 Palas 2100BL con una capacidad de 23 toneladas, lo que corresponde a 11.4 m3, 1 Pala 495 BI de 73 toneladas, lo que corresponde a 43 m3, 1 cucharón de PALA 56Yd, 1 Perforadora eléctrica 120A, 2 Perforadora eléctricas 100XP, 1 Perforadora rotatoria 49RIII, cargador frontal 992D, 1 Tractor sobre llantas Komatsu.

5. Adicionalmente, con la Expansión y Modernización se han incorporado nuevos equipos a la Concentradora como: 1 Chancadora Secundaria, 2 Chancadoras Terciarias, ampliación del depósito de almacenaje de finos, 1 Tripper Car, 1 Molino de Bolas 6.4 x 10.2 m, 2 celdas de 130 m3 y 4 de 60 m3 para flotación rougher, 4 ciclones pre-clasificadores, 1 celda columna circuito de limpieza, 1 celda scavenger de 60 m3, 1 línea de 24 celdas de limpieza y relimpieza, 6 celdas de 2.8 m3 cambiando la línea existente de 14 celdas a 2 líneas de 10 celdas cada una para la planta de molibdeno, 1 filtro de presión para concentrado de cobre, 1 espesador high-rate de 43 m de diámetro, un nuevo tanque distribuidor de relaves en reemplazo del existente; ampliación de la casa de bombas, 1 bomba para agua recuperada, 1 transformador de 33/40 MVA, 138/38 Kv., sistema de DCS.

CUAJONE

6. Concesiones mineras Cuajone 1, Cuajone 6, Cuajone 15, Cuajone 23, Isabel, Honradez, Rafaelito E, Rafaelito F y Cuajone 19. Dichos derechos mineros pertenecen a la Unidad Económica Administrativa de Cuajone, la cual consta de 23 derechos mineros con un área total de 7,501.00 Has.

7. Planta de Beneficio "Concentradora Cuajone" con capacidad de Molienda de 87,000 toneladas al día, consiste de 1 Chancadora Primaria, 3 Chancadoras Secundarias, 7 Chancadoras Terciarias, 10 Molinos primarios de Bolas, 4 Molinos de Bolas para Remolienda, 1 Molino Vertical, así mismo, 30 Celdas de Flotación OK-100, 6 Celdas de Columna, 28 Celdas de flotación Wemco, 48 Celdas de flotación Denver, 1 camión volquete VOLVO FM12, infraestructura de línea de agua recuperada.

8. 18 volquetes Dresser 830E de 240 toneladas de capacidad y 8 volquetes Cat 793C de 240 toneladas de capacidad, 4 volquetes Wabco de 120 toneladas de capacidad.

9. 2 Palas 4100A con una capacidad de 73 toneladas, 1 Pala 2800XPB con una capacidad de 54 toneladas, 1 Palas

2100BL con una capacidad de 23 toneladas, 1 cargador frontal Le Tourneau 1800 con una capacidad de 42 toneladas, 2 Perforadoras eléctricas 120A, 1 Perforadora eléctrica 100XP, 4 Cargadores frontales 966 de 3.8 m cúbicos de capacidad, 3 cargadores frontales 950 de 3.1 m cúbicos de capacidad, 3 cargadores frontales 988 de 6.1 m cúbicos de capacidad, 1 Tractor sobre llantas Komatsu.

OTROS

Planta de Lixiviación y Extracción por Solventes (SX/EW) en Toquepala y Planta de Lixiviación (SX) en Cuajone. En Cuajone se tiene 1 chancadora de quijadas primaria y 1 chancadora cónica secundaria siendo 4,300 tm/día la capacidad de procesamiento de los óxidos de Cuajone. Adicionalmente se cuenta con 1 tambor aglomerador, 1 cargador frontal y 3 camiones de 109 tm para el traslado del mineral aglomerado a las pilas de lixiviación. El cobre en solución que produce Cuajone se traslada a Toquepala vía una tubería de 8" de diámetro que discurre al costado de la línea férrea entre Cuajone y Toquepala. En Toquepala se cuenta con 2 sistemas de riego para los botaderos del sur y del nor-oeste, así como con 4 represas de solución rica en cobre (PLS) provistas cada una de ellas con sistemas de bombeo de solución a la planta SX/EW. La planta cuenta con 3 trenes de extracción por solventes cada uno con una capacidad nominal de 1,068 m3/h de PLS y 162 celdas de electrodepositación distribuidas en dos naves electrolíticas, una con 122 y la otra con 40 celdas.

ILO

10 Planta de Beneficio "Fundición Ilo", con capacidad de fusión de 1,120,000 toneladas de concentrado, cuenta con 2 Hornos reverberos, 1 Convertidor Modificado "El Teniente", 7 Convertidores tipo Peirce-Smith y 2 Sistemas de Moldeo.

11 Planta de Beneficio "Refinería Ilo": a) Planta de Ánodos con 2 Hornos Basculantes tipo Maerz de 400 TM de capacidad cada uno, 1 rueda de moldeo de 70 TM/hr de capacidad, b) Planta Electrolítica de 280,000 toneladas de capacidad de producción de cátodos de 926 Celdas comerciales y 52 Celdas de láminas de arranque, y; c) Planta de Metales Preciosos con 1 Reactor de Selenio Wenmec, 2 horno Copela y 22 celdas para refinación de plata y 1 sala de recuperación de oro por proceso hidrometalúrgico.

12 Planta de Ácido Sulfúrico con capacidad de producción de 300,000 toneladas al año. (Prom. 1,000 x día).

13 Planta de Oxígeno con capacidad de producción de 100,000 toneladas al año (Prom. 272 x día)

14 Planta de Beneficio "Coquina" con capacidad de producción de 200,000 toneladas de conchuela al año.

15 Planta de Cal con capacidad de producción de 80,000 toneladas al año, 1 sistema de extracción de polvos, 1 motor industrial 16v 4000 con DDEC.

OTROS

Sistema Ferroviario de Mina y Transporte de concentrados y materiales en Toquepala, Cuajone, Ilo de 30 Locomotoras, 256 Vagones volquetes, 92 Plataformas, 254 Vagones góndola, 8 Vagones bodega, 11 Vagones tipo hopper cerrado, 34 Vagones tipo hopper abierto, 31 Tanques varios. 23 Tanques para Ácido Sulfúrico, 5 Carros Vigía, 17 Carros de Volteo, 1 Cargador Frontal CAT 966G para Servicios de Transporte – Mtto Ilo, 1 nuevo sistema móvil de clasificación y carguío de conchuela, 2 tractores D9R para manipuleo de escoria, 1 consola DCS planta de ácido y reverberos, 1 equipo power factor de transformadores, calentadores de petróleo COEN. 1 Retroexcavadora con Picador para Fundición, 1 Sistema de moldeo Barras Casting Sur.

NÚMERO DE TRABAJADORES PERMANENTES:

AL 31 DE DICIEMBRE	2003	2002	2001	2000
Funcionarios	726	724	765	744
Empleados	1,089	1,075	1,116	1,047
Obreros	1,751	1,776	1,845	1,891
Total	3,566	3,575	3,726	3,682

RELACIONES ECONÓMICAS CON OTRAS EMPRESAS EN RAZÓN DE PRÉSTAMOS QUE COMPROMETEN MÁS DEL 10% DEL PATRIMONIO DE LA ENTIDAD EMISORA.

A la fecha no existen préstamos con otras empresas que comprometan más del 10% del patrimonio de SPCC.

PROCESOS JUDICIALES ADMINISTRATIVOS O ARBITRALES LITIGIOS:
Ver Nota "Compromisos y Contingencias" de los Estados Financieros.

CAMBIOS EN LOS RESPONSABLES DE LA ELABORACIÓN Y REVISIÓN DE LA INFORMACIÓN FINANCIERA

El Sr. José N. Chirinos ocupa el cargo de Director de Contraloría y Finanzas y el Sr. Marco Antonio García el de la Gerencia de Finanzas.

INFORMACIÓN RELATIVA A LOS VALORES INSCRITOS EN EL REGISTRO PÚBLICO DEL MERCADO DE VALORES

Acciones comunes: El 29 de noviembre de 1995, la Compañía ofreció intercambiar las recién emitidas acciones comunes por todas y cualesquiera Acciones del Trabajo (hoy, Acciones de Inversión) de la Sucursal peruana de la Compañía, a razón de una acción común por cua-tro acciones S-1 y una acción común por cinco acciones S-2. La oferta de intercambio expiró el 29 de diciembre de 1995, con un 80.8% de la totalidad de Acciones del Trabajo en circulación intercambiadas por 11,479,667 acciones comunes. Estas acciones comunes cotizan en la Bolsa de Nueva York y la Bolsa de Valores de Lima y tienen derecho a un voto por acción.

Conjuntamente al intercambio de Acciones de Trabajo, los tenedores de acciones comunes de la Compañía intercambiaron sus acciones por acciones comunes clase A, las cuales dan derecho a cinco votos por acción.

Las acciones comunes clase A y las acciones comunes tienen un valor nominal de $0.01 por cada acción.

BONOS CORPORATIVOS

En el mes de noviembre del 2001, la Compañía obtuvo autorización de CONASEV para incrementar el programa de emisión de $200 millones aprobados en el año 2000, a $750 millones; como parte de este programa, en el mes de abril del 2003 se colocó $25 millones en bonos corporativos con valor nominal de $1,000 cada uno, a inversionistas en el Perú. Esta emisión vence el año 2010 y generará un interés flotante de Libor + 2.375%; asimismo, en el mes de mayo del 2003, se colocó $25 millones adicionales, en bonos corporativos con valor nominal de $1,000 cada uno, a inversionistas en el Perú; esta emisión vence también en el 2010 y generará un interés flotante equivalente a Libor + 2.3125%. En febrero del 2002, se colocó $25.9 millones, con vencimiento en el año 2012 y con un interés flotante de Libor + 3.00%. En diciembre del 2001, se colocó $73.1 millones, con vencimiento en el año 2011 y con un interés flotante de Libor + 3.00%. En julio y diciembre del 2000, se colocó $30 y $20 millones en bonos corporativos; ambas emisiones vencen el año 2007 y generan un interés nominal de 8.75%.

Al 31 de diciembre del 2003, se han emitido ya $199.0 millones de este programa de $750 millones.

En el mes de junio de 1997, la Compañía colocó $50 millones en bonos corporativos, con igual valor nominal y en el mismo mercado que los mencionados anteriormente. La tasa de interés nominal fue fijada en 8.01% (8.25% efectiva) con vencimiento en junio del año 2004.

En todos los casos, los bonos corporativos fueron colocados a la par; los intereses son pagaderos trimestralmente, contado desde la fecha de emisión.

La Compañía tiene la opción de rescatar cualquiera de las emisiones efectuadas de acuerdo al siguiente cuadro:

EMISIÓN	A PARTIR DEL	MONTOS	CONDICIONES	REQUISITOS
$50.0 millones	Año 4	$10 millones	A la par	Aviso de por lo menos 30 días
$30.0 millones	Año 4	$10 millones	A determinar	Aviso de por lo menos 30 días
$20.0 millones	Año 4	$10 millones	a determinar	Aviso de por lo menos 30 días
$73.1 millones	Cualquier momento	Sin mínimo	A la par, con prima	Aviso de por lo menos 10 días
$25.9 millones	Cualquier momento	Sin mínimo	A la par, con prima	Aviso de por lo menos 10 días
$25.0 millones	A partir del mes 18	Sin mínimo		Aviso de por lo menos 10 días
$25.0 millones	A partir del mes 18	Sin mínimo		Aviso de por lo menos 10 días

COTIZACIÓN DE LOS BONOS CORPORATIVOS EMITIDOS POR SOUTHERN PERU

NEMÓNICO	PERÍODO	APERTURA	CIERRE	MÍNIMO	MÁXIMO	PROMEDIO
SPLBC1U	200301	105.2684	107.4394	105.2684	107.4394	107.2740
SPLBC1U	200302	105.8629	106.6076	106.6076	106.6076	106.2353
SPLBC1U	200303	105.3734	105.3734	105.3734	105.3734	105.3734
SPLBC1U	200304	105.9369	105.9369	105.9369	105.9369	105.9369
SPLBC1U	200305					
SPLBC1U	200306	103.5791	103.5791	103.5791	103.5791	103.5791
SPLBC1U	200307	105.1033	103.4932	103.4932	105.1033	104.9351
SPLBC1U	200308					
SPLBC1U	200309					
SPLBC1U	200310	103.1797	103.1797	103.1797	103.1797	103.1797
SPLBC1U	200311					
SPLBC1U	200312	100.0164	100.0164	100.0164	100.0164	100.0164

NEMÓNICO	PERÍODO	APERTURA	CIERRE	MÍNIMO	MÁXIMO	PROMEDIO
PCU1BC11	200301					
PCU1BC11	200302					
PCU1BC11	200303					
PCU1BC11	200304					
PCU1BC11	200305					
PCU1BC11	200306					
PCU1BC11	200307	119.4102	119.4102	119.4102	119.4102	119.4102
PCU1BC11	200308					
PCU1BC11	200309					
PCU1BC11	200310	114.0126	114.0126	114.0126	114.0126	114.0126
PCU1BC11	200311	113.7931	113.7931	113.7931	113.9743	113.8721
PCU1BC11	200312					

NEMÓNICO	PERÍODO	APERTURA	CIERRE	MÍNIMO	MÁXIMO	PROMEDIO
PCU1BC12	200301	110.3161	110.1147	110.1147	110.1147	110.1147
PCU1BC12	200302	110.1147	112.1049	112.1049	112.1049	112.1049
PCU1BC12	200303					
PCU1BC12	200304					
PCU1BC12	200305					
PCU1BC12	200306					
PCU1BC12	200307					
PCU1BC12	200308	113.0403	118.1741	113.0403	118.1741	115.6073
PCU1BC12	200309	114.8653	109.0108	109.0108	114.8653	109.9866
PCU1BC12	200310					
PCU1BC12	200311	113.2655	113.2655	113.2655	113.2655	113.2655
PCU1BC12	200312					

NEMÓNICO	PERÍODO	APERTURA	CIERRE	MÍNIMO	MÁXIMO	PROMEDIO
PCU1BC21	200301					
PCU1BC21	200302					
PCU1BC21	200303					
PCU1BC21	200304					
PCU1BC21	200305					
PCU1BC21	200306					
PCU1BC21	200307	97.6571	97.0951	97.0951	97.6571	97.3761
PCU1BC21	200308					
PCU1BC21	200309					
PCU1BC21	200310					
PCU1BC21	200311					
PCU1BC21	200312					

NEMÓNICO	PERÍODO	APERTURA	CIERRE	MÍNIMO	MÁXIMO	PROMEDIO
PCU1BC22	200301					
PCU1BC22	200302					
PCU1BC22	200303					
PCU1BC22	200304					
PCU1BC22	200305					
PCU1BC22	200306					
PCU1BC22	200307					
PCU1BC22	200308					
PCU1BC22	200309					
PCU1BC22	200310					
PCU1BC22	200311	100.0000	100.0000	100.0000	100.0000	100.0000
PCU1BC22	200312					

NEMÓNICO	PERÍODO	APERTURA	CIERRE	MÍNIMO	MÁXIMO	PROMEDIO
PCU1BC31	200301					
PCU1BC31	200302					
PCU1BC31	200303					
PCU1BC31	200304					
PCU1BC31	200305	101.1089	100.1989	100.1989	100.1989	100.1819
PCU1BC31	200306					
PCU1BC31	200307	101.1089	100.1989	100.1989	100.1989	100.1819
PCU1BC31	200308					
PCU1BC31	200309	100.1663	101.0834	101.1663	101.0834	100.6655
PCU1BC31	200310	100.6946	100.7421	100.6946	100.7421	100.7154
PCU1BC31	200311	94.3228	100.0000	97.1614	100.0000	98.1076
PCU1BC31	200312					

NEMÓNICO	PERÍODO	APERTURA	CIERRE	MÍNIMO	MÁXIMO	PROMEDIO
PCU1BC32	200301					
PCU1BC32	200302					
PCU1BC32	200303					
PCU1BC32	200304					
PCU1BC32	200305	100.0000	100.0000	100.0000	100.0000	100.0000
PCU1BC32	200306					
PCU1BC32	200307	100.0000	101.4377	97.1159	101.4377	100.1022
PCU1BC32	200308					
PCU1BC32	200309					
PCU1BC32	200310					
PCU1BC32	200311					
PCU1BC32	200312	99.8130	99.8130	99.8130	99.8130	99.8130

COTIZACIONES MENSUALES 2003

ACCIONES COMUNES

BOLSA DE VALORES DE LIMA

CÓDIGO ISIN: US8436111046

NEMÓNICO: PCU

PERÍODO	APERTURA	CIERRE	MÍN.	MÁX.	PROMEDIO
200301	$ 14.40	$ 15.70	$ 14.40	$ 16.50	$ 15.64
200302	$ 15.50	$ 15.70	$ 15.00	$ 16.00	$ 15.75
200303	$ 15.80	$ 14.79	$ 14.79	$ 16.00	$ 15.70
200304	$ 14.70	$ 15.75	$ 14.48	$ 15.80	$ 15.28
200305	$ 15.73	$ 15.90	$ 15.06	$ 15.99	$ 15.50
200306	$ 15.84	$ 15.22	$ 15.20	$ 16.35	$ 15.73
200307	$ 15.18	$ 16.20	$ 15.18	$ 17.33	$ 16.40
200308	$ 16.47	$ 17.00	$ 16.25	$ 17.52	$ 16.96
200309	$ 17.10	$ 21.96	$ 17.10	$ 22.48	$ 20.00
200310	$ 21.77	$ 28.00	$ 21.77	$ 31.00	$ 25.04
200311	$ 29.22	$ 37.60	$ 28.84	$ 37.60	$ 34.92
200312	$ 39.20	$ 48.30	$ 39.20	$ 48.86	$ 44.38

COTIZACIONES MENSUALES 2003
ACCIONES COMUNES
BOLSA DE VALORES DE NUEVA YORK
NEMÓNICO: PCU

PERÍODO	APERTURA	CIERRE	MÍN.	MÁX.	PROMEDIO
200301	$ 14.95	$ 15.72	$ 14.95	$ 16.17	$ 15.72
200302	$ 15.70	$ 15.55	$ 15.30	$ 16.10	$ 15.75
200303	$ 15.88	$ 14.60	$ 14.60	$ 15.90	$ 15.50
200304	$ 14.88	$ 15.64	$ 14.42	$ 15.86	$ 15.26
200305	$ 15.69	$ 15.88	$ 15.17	$ 15.88	$ 15.54
200306	$ 15.95	$ 15.30	$ 15.30	$ 16.20	$ 15.76
200307	$ 15.52	$ 16.45	$ 15.52	$ 17.30	$ 16.50
200308	$ 16.32	$ 17.10	$ 16.26	$ 17.89	$ 17.18
200309	$ 17.51	$ 22.13	$ 17.51	$ 22.88	$ 19.64
200310	$ 22.03	$ 28.46	$ 22.03	$ 30.00	$ 25.32
200311	$ 29.60	$ 37.95	$ 29.60	$ 37.95	$ 35.62
200312	$ 42.83	$ 47.16	$ 42.10	$ 48.85	$ 44.73

ADMINISTRACIÓN

Miembros del directorio al 31 de diciembre del 2003

1.- **GERMÁN LARREA MOTA VELASCO.** Presidente del Directorio y Funcionario Ejecutivo Principal de la Compañía desde 1999 y Presidente del Directorio, Presidente y Funcionario Ejecutivo Principal de Grupo México (holding) desde 1994. Previamente Vicepresidente Ejecutivo de Grupo México desde 1989 y ha sido Consejero desde 1981. Presidente del Directorio, Presidente y Funcionario Ejecutivo Principal de Grupo Minero México (división minera) desde 1994 y de Grupo Ferroviario Mexicano (división ferroviaria) desde su fundación en 1997. Presidente del Directorio y Funcionario Ejecutivo Principal de Empresarios Industriales de México desde 1992. Miembro del Consejo de Administración de Grupo Televisa, S.A., y ING México, así como miembro del Consejo Mexicano de Hombres de Negocios, A.C.

2.- **EMILIO CARRILLO GAMBOA.** Director de la Compañía desde el 30 de mayo del 2003. Carrillo Gamboa es un prominente abogado en México y es socio del Bufete de Abogados Carrillo Gamboa, S.C. desde hace cinco años, un estudio de abogados especializado en corporaciones, finanzas, comercial, y otros temas de servicio público. Carrillo Gamboa tiene gran experiencia en negocios y ha brindado sus servicios y actualmente es miembro de diferentes directorios de muchas empresas mexicanas de gran prestigio, asimismo de organizaciones de caridad. Es presidente del Directorio de Cementos Apasco, S.A. de C.V. (compañía del cemento). En 1957 y 1958 trabajó para el servicio de renta pública del Ministerio de las Finanzas y Crédito Público de México. El 15 de agosto de 1960, fue nombrado como Jefe del Departamento de Estudios Financieros de Teléfonos de México, en febrero de 1962, fue designado secretario de la junta directiva, su Vice Presidente Ejecutivo en febrero de 1967, y su Presidente el 30 de junio de 1975, posición que desempeñó hasta su retiro el 30 de junio de 1987. Fue embajador de México en Canadá entre julio de 1987 a febrero de 1989. También es director de las compañías siguientes: Grupo Modelo, S.A. de C.V. (elaboración de cerveza), Kimberly-Kimberly-Clark de México, S.A. de C.V. (productos de consumo masivo), San Luis Corporación, S.A. de C.V. (repuestos automotores), Empresas ICA, S.A. de C.V. (construcción), Grupo México, S.A. de C.V. y el fondo de México, Inc. (NYSE - mxf), una compañía no diversificada de inversiones. Miembro de los Comités de Auditoría, Valuación, Revisión de Contratos y Nominación del gobierno Corporativo del Fondo de México. También es miembro del Comité de Auditoría de Grupo México, S.A. de C.V.

3. **MANUEL CALDERÓN CÁRDENAS.** Director de la Compañía desde noviembre de 1999 hasta el 29 de mayo del 2003. Director de Planeación de Minas y Control de Grupo México, S.A. de C.V. desde 1994 hasta el presente y Director de Asarco desde noviembre de 1999.

4.- **JAIME CLARO.** Director de la Compañía desde septiembre de 1996. Asesor de The Marmon Group desde octubre de 1997, Presidente y Director de ME Global Inc, Vicepresidente del Directorio de Cía. Electro Metalúrgica S.A. y Quemchi S.A., Presidente del Directorio de Chilean Line Inc., y Director de Compañía Sud Americana de Vapores, S.A., Cristalería de Chile S.A. y Navarino S.A. Asesor del Directorio de Compañía Libra de Navegaçao.

5.- **HÉCTOR GARCÍA DE QUEVEDO TOPETE.** Vicepresidente y Funcionario Principal de Finanzas desde octubre del 2003. Tesorero y Director desde el 9 de mayo del 2000. Director General de Grupo México, S.A. de C.V. desde 1999. Asesor del Presidente del Directorio y Funcionario Ejecutivo Principal de Grupo México de 1994 a 1998.

6.- **XAVIER GARCÍA DE QUEVEDO TOPETE.** Director de la Compañía desde noviembre de 1999. Presidente de Minera México, S.A. de C.V. desde el 1 de septiembre de 2001. Director General de Grupo Ferroviario Mexicano, S.A. de C.V. y de Ferrocarril Mexicano, S.A. de C.V., de diciembre de 1997 a diciembre de 1999 y Director General de Exploración y Proyectos de Grupo México, S.A. de C.V. de 1994 a 1997. Director de Grupo México desde 1998. Director de Asarco desde noviembre de 1999 y Presidente desde enero del 2000 al 1 de septiembre del 2001.

7.- **OSCAR GONZÁLEZ ROCHA.** Presidente, Director General y Principal Funcionario Ejecutivo de Operaciones de la Compañía desde diciembre de 1999 y Director desde noviembre de 1999. Director General de Mexicana de Cobre, S.A. de C.V. desde 1986 hasta 1999 y de Mexicana de Cananea, S.A. de C.V. desde 1990 hasta 1999. Director Alterno de Grupo México desde 1988 hasta abril del 2002 y Director de Grupo México desde mayo del 2002 hasta el presente. Director de Asarco desde noviembre de 1999.

8.- **HAROLD HANDELSMAN.** Director de la Compañía desde agosto del 2002. Vicepresidente Ejecutivo y Asesor General de The Pritzker Organization, LLC, una empresa de inversión privada, desde 1998. Funcionario Ejecutivo Senior de Hyatt Corporation desde 1978. Actualmente, Vicepresidente Senior, Secretario y Asesor General y Director de First Health Group Corp. (Organización de salud) y de un número de corporaciones privadas. Graduado en Administración de Empresas del Amherst College en 1968 y Doctorado en Leyes de la Columbia University en 1973.

9. **PEDRO PABLO KUCZYNSKI.** Director de la Compañía desde el 30 de mayo del 2003. Kuczynski ha sido Presidente Ejecutivo del Fondo Latino Americano de Empresas desde abril de 1994 y Presidente Ejecutivo de Westfield Capital Ltd. desde abril de 1992. Ministro de Economía y Finanzas del gobierno de Perú entre julio del 2001 a julio del 2002. Es Director del R.O.C. Fondo de Taiwán (una compañía de inversiones diversificada) y de Tenaris, S.A. (un fabricante de acero).

10.- **GENARO LARREA MOTA-VELASCO.** Vicepresidente Comercial de la Compañía de diciembre de 1999 hasta abril del 2002 y Director desde noviembre de 1999. Director General Comercial de Grupo México desde 1994 al 30 de agosto del 2001 y Director desde 1994 a la fecha. Presidente y Director de Asarco desde el 1 de septiembre de 2001 hasta octubre del 2003. Anteriormente, Director, Vicepresidente y Funcionario Principal Comercial de Asarco desde noviembre de 1999 al 1 de septiembre de 2001.

11.- **JOHN F. MCGILLICUDDY.** Director de la Compañía desde enero de 1996 hasta el 20 de mayo del 2003. Miembro de los Directorios de UAL Corporation, USX Corporation y Empire Blue Cross and Blue Shield and Young & Rubicam Inc., Director de United States Steel Corporation y Empire Healtcare, Inc. Presidente del Directorio y Funcionario Ejecutivo Principal de Chemical Banking Corporation y Chemical Bank de diciembre de 1991 a diciembre de 1993. Presidente del Directorio y Funcionario Ejecutivo Principal de Manufacturers Hanover Trust Company de 1979 a 1991.

12.- **ARMANDO ORTEGA.** Director de la Compañía desde agosto del 2002. Vicepresidente Legal y Secretario de la Compañía desde el 25 de abril del 2002. Anteriormente, Secretario Asistente de la Compañía del 25 de julio del 2001 al 25 de abril del 2002. Asesor General de Grupo México desde mayo de 2001. Secretario Asistente de Grupo México y Asarco. Previamente, dirigió la Unidad de Prácticas de Comercio Internacional del Ministerio de Economía de México con el rango de Vice-Ministro de 1997 a mayo de 2001 y fue negociador en asuntos internacionales para dicho Ministerio de 1998 a mayo de 2001.

13.- **GILBERTO PEREZALONSO CIFUENTES.** Director de la Compañía desde junio de 2002. Desde 1980 hasta febrero de 1998, formó parte del Grupo Cifra S.A. de C.V. en diferentes posiciones, siendo la última, la de Director General de Administración. De 1998 al 2000, fue Vicepresidente Ejecutivo de Administración y Finanzas de Grupo Televisa S.A. Actualmente, Tesorero de la Asociación Vamos México A.C., asesor del Presidente y miembro del Directorio y del Comité Ejecutivo del Grupo Televisa S.A. También es miembro del Comité de Inversiones de IBM de México. Miembro del Consejo Consultivo del Banco Nacional de México S.A. de C.V. y Asesor de Afore Banamex Aegon, Siefore Banamex No. 1, Gigante S.A. de C.V., Centro Internacional para el Desarrollo Humano, Costa Rica y Masnegocio Co. de S.R.L. de C.V. Abogado, graduado en la Universidad Iberoamericana y tiene un título de Master en Administración de Negocios otorgado por la Universidad de Administración de Negocios para Graduados de Centroamérica. Participó en el Programa de Finanzas Corporativas de la Universidad de Harvard.

14.- **RAMIRO G. PERU.** Director de la Compañía desde julio del 2002. Vicepresidente Senior y Principal Ejecutivo de Finanzas de Phelps Dodge Corporation desde mayo de 1999. Miembro del equipo de Gerencia Senior desde 1997, cuando fue designado como Vicepresidente Senior de Organización, Desarrollo y Tecnología de la Información de Phelps Dodge Corporation. Anteriormente, Vicepresidente y Tesorero de Phelps Dodge Corporation desde 1995 a 1997 y Contralor Asistente de la Corporación así como Contralor de Phelps Dodge Mining Company, subsidiaria de Phelps Dodge Corporation, desde 1987 a 1993.

15. **JUAN REBOLLEDO GOUT.** Director de la Compañía desde el 30 de mayo del 2003. Vice Presidente de Asuntos Internacionales de Grupo México desde el 2001. Subsecretario de Asuntos Externos de México entre 1994 al 2000 y Deputy Chief of Staff del presidente de México entre 1993 a 1994. Previamente, Asistente del presidente de México (1989-1993), "Director del Instituto Nacional de Estudios Históricos de la Revolución Mexicana" de la Secretaría del Gobierno (1985-1988), Decano de Estudios de Grado de la Universidad Nacional Autónoma de México, en el Departamento de Ciencias Políticas (1984-1985), y profesor de dicha universidad (1981-1983). Se graduó en Leyes en la Universidad Nacional Autónoma de México, tiene un Master en filosofía de la Universidad de Tulane, y un LLM de la Escuela de Leyes de Harvard.

16.- **JAIME SERRA PUCHE.** Director de la Compañía desde el 12 de junio del 2001 hasta el 29 de mayo del 2003. Socio Principal de Serra Asociados Internacionales, una firma mexicana de consultoría en materia legal y económica, por los últimos cinco años. Subsecretario de Renta, Secretario de Comercio y Secretario de Finanzas del gobierno de México. Lideró la negociación e implementación de la Ronda Uruguay y la creación de la WTO. Encabezó las negociaciones para los acuerdos de libre comercio con diversos países de Latinoamérica y con los Estados Unidos y Canadá para implementar el NAFTA. Fundó el Directorio Mexicano de Inversiones y la Comisión Federal de Competencias de México. Director del México Fund Inc., Grupo Ferroviario Mexicano S.A. de C.V., Bardahl, PVI, Tamsa, Vitro y Regional Marke Makers. Trustee de la Yale Corporation, y actualmente co-lidera el Consejo Presidencial para Actividades Internacionales de la Universidad de Yale. También es miembro de la Comisión Trilateral y del Consejo Bilateral Estados Unidos México.

17.- **DANIEL TELLECHEA SALIDO.** Vicepresidente de Finanzas de la Compañía desde diciembre de 1999 y director desde noviembre de 1999 hasta el 6 de octubre del 2003. Director General de Administración y Finanzas de Grupo México desde 1994 y Director desde 1988. Director Gerente de Mexicana de Cobre, S.A. de C.V. desde 1986 hasta 1993 y Vicepresidente Ejecutivo y Funcionario Principal de Finanzas de Asarco desde el 15 de febrero del 2001 y Director desde noviembre de 1999. Previamente, Vicepresidente y Funcionario Principal de Finanzas de Asarco desde noviembre de 1999 hasta el 14 de febrero del 2001 y su Presidente desde octubre del 2003.

18.- **J. STEVEN WHISLER.** Director de la Compañía desde junio de 1995. Presidente del Directorio de Phelps Dodge Corporation desde mayo del 2000 y Funcionario Ejecutivo Principal de Phelps Dodge Corporation desde enero del 2000. Previamente, Presidente de Phelps Dodge Corporation desde diciembre de 1991 y Funcionario Principal de Operaciones desde diciembre de 1997 hasta enero del 2000. Presidente de Phelps Dodge Mining Company, una división de Phelps Dodge Corporation, desde 1991 hasta 1998. Director de Phelps Dodge Corporation y Burlington Northern Santa Fe Corporation, America West Holdings y de su principal subsidiaria, America West Airlines, Inc.

FUNCIONARIOS

GERMÁN LARREA MOTA-VELASCO
PRESIDENTE DEL DIRECTORIO Y FUNCIONARIO EJECUTIVO PRINCIPAL

OSCAR GONZÁLEZ ROCHA
PRESIDENTE, DIRECTOR GENERAL Y PRINCIPAL FUNCIONARIO EJECUTIVO DE OPERACIONES

DANIEL TELLECHEA SALIDO (HASTA EL 6 DE OCTUBRE DEL 2003)
VICEPRESIDENTE DE FINANZAS

MARIO VINAGERAS
VICEPRESIDENTE COMERCIAL

REMIGIO MARTÍNEZ
VICEPRESIDENTE DE EXPLORACIONES

VIDAL MUHECH
VICEPRESIDENTE DE PROYECTOS

DOUGLAS E. MCALLISTER (HASTA EL 30 DE SETIEMBRE DEL 2003)
ASESOR LEGAL GENERAL

HÉCTOR GARCÍA DE QUEVEDO TOPETE
TESORERO Y FUNCIONARIO PRINCIPAL DE FINANZAS (DESDE OCTUBRE DEL 2003)

ARMANDO ORTEGA
SECRETARIO Y VICEPRESIDENTE LEGAL

HANS A. FLURY (HASTA EL 25 DE JULIO DEL 2003)
SECRETARIO ASISTENTE Y DIRECTOR LEGAL

ERNESTO DURÁN TRINIDAD
CONTRALOR

JOSÉ N. CHIRINOS
ASISTENTE DEL CONTRALOR Y DIRECTOR DE CONTRALORÍA Y FINANZAS

AFINIDAD Y CONSANGUINIDAD

Los señores Germán Larrea Mota-Velasco, Presidente del Directorio y Presidente Ejecutivo de Grupo México; y, Genaro Larrea Mota-Velasco, Director General Comercial de Grupo México son parientes en segundo grado de consanguinidad. Héctor y Xavier García de Quevedo Topete son parientes en segundo grado de consanguinidad. Entre los demás miembros del directorio, y entre estos y los Funcionarios Ejecutivos de Southern Peru Copper Corporation, no existe relación de afinidad y/o consanguinidad.

JUNTA ANUAL

La junta anual de accionistas de Southern Peru Copper Corporation se llevará a cabo el Jueves 29 de abril del 2004 a las 17:00 horas de México D.F. en la Avenida Baja California Nº 200, 5to. Piso, Colonia Roma Sur, D.F. México.

OFICINAS CORPORATIVAS

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Teléfono: (602) 977-6500, Fax: (602) 977-6700.

Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Perú
Teléfono (511) 372-1414, Axo. 3211, Fax (511) 372-0077

SERVICIOS DE AGENTE DE TRANSFERENCIA, REGISTRO Y ACCIONISTAS

The Bank of New York
101 Barclay Street
New York, NY 10286
Teléfono 800/524-4458

PROGRAMA DE REINVERSIÓN DE DIVIDENDOS

Los accionistas de SPCC pueden tener sus dividendos automáticamente reinvertidos en acciones comunes de SPCC. SPCC pagará todos los gastos administrativos y de agentes de bolsa. Este plan está administrado por el Banco de Nueva York. Para información adicional, llamar al Banco de Nueva York al teléfono 800/524-4458.

COTIZACIÓN EN BOLSA

Los principales mercados para las acciones comunes de SPCC son la Bolsa de Valores de Nueva York y la de Lima. El símbolo de cotización es PCU para las bolsas de Nueva York y de Lima.

OTROS

La Sucursal en el Perú ha emitido, de conformidad con la ley peruana, 'Acciones de Inversión' (anteriormente denominadas Acciones del Trabajo) que se cotizan en la Bolsa de Valores de Lima bajo el símbolo S-1 y S-2. Los servicios de Agente de Transferencia, registro y servicios a los accionistas son proporcionados por el Banco de Crédito del Perú, en la Avenida Centenario 156, La Molina, Lima 12, Perú. Teléfono: 511-313-2000, Fax 511-313-2556.

OTRA INFORMACIÓN CORPORATIVA

Para obtener información sobre la Corporación o para obtener copias adicionales de la memoria anual, contactar al Departamento de Comunicaciones Corporativas en nuestras direcciones corporativas.

SOUTHERN PERU COPPER CORPORATION

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A.,
Teléfono: (602) 977-6500, Fax: (602) 977-6700. Serie: PCU.

Av. Caminos del Inca 171 (B-2), Chacarilla del Estanque,
Santiago de Surco – Lima 33 - Perú / Bolsa de
Valores de Lima Serie: PCU.

Página Web: www.southernperu.com
Correo electrónico: spcc@southernperu.com.pe

El formulario 10-K adjunto, que contiene la Discusión y análisis por Parte de la Gerencia sobre la Situación Financiera y los Resultados de las Operaciones, los Estados Financieros Consolidados y las Notas a los mismos, forman parte integrante de esta Memoria Anual.

DIRECTORIO

Germán Larrea Mota-Velasco
Manuel Calderón Cárdenas (HASTA EL 29 DE MAYO DEL 2003)
Emilio Carrillo Gamboa (DESDE EL 30 DE MAYO DEL 2003)
Jaime Claro
Héctor García de Quevedo Topete
Xavier García de Quevedo Topete
Oscar González Rocha
Harold Handelsman
Pedro Pablo Kuczynski (DESDE EL 30 DE MAYO DEL 2003)
Genaro Larrea Mota-Velasco
John F. McGillicuddy (HASTA EL 20 DE MAYO DEL 2003)
Armando Ortega G.
Gilberto Perezalonso Cifuentes
Ramiro G. Peru
Juan Rebolledo Gout (DESDE EL 30 DE MAYO DEL 2003)
Jaime Serra Puche (HASTA EL 29 DE MAYO DEL 2003)
Daniel Tellechea Salido
J. Steven Whisler

COMITÉ DE AUDITORÍA

Desde enero del 2003, los miembros eran:
John F. McGillicuddy
Jaime Serra Puche y
Gilberto Perezalonso Cifuentes

A partir del 11 de julio del 2003, los miembros eran:
Emilio Carrillo Gamboa
Gilberto Perezalonso Cifuentes y
Pedro P. Kuczynski

FUNCIONARIOS EJECUTIVOS

GERMÁN LARREA MOTA-VELASCO
PRESIDENTE DEL DIRECTORIO Y FUNCIONARIO EJECUTIVO PRINCIPAL

OSCAR GONZÁLEZ ROCHA
PRESIDENTE, DIRECTOR GENERAL Y PRINCIPAL FUNCIONARIO EJECUTIVO DE OPERACIONES

DANIEL TELLECHEA SALIDO (HASTA EL 6 DE OCTUBRE DEL 2003)
VICEPRESIDENTE DE FINANZAS

MARIO VINAGERAS
VICEPRESIDENTE COMERCIAL

REMIGIO MARTÍNEZ
VICEPRESIDENTE DE EXPLORACIONES

VIDAL MUHECH
VICEPRESIDENTE DE PROYECTOS

DOUGLAS E. MCALLISTER (HASTA EL 30 DE SETIEMBRE DEL 2003)
ASESOR LEGAL GENERAL

HÉCTOR GARCÍA DE QUEVEDO TOPETE
TESORERO Y FUNCIONARIO PRINCIPAL DE FINANZAS DESDE OCTUBRE DEL 2003

ARMANDO ORTEGA
SECRETARIO Y VICEPRESIDENTE LEGAL

ADMINISTRACIÓN DE LA SUCURSAL

OSCAR GONZÁLEZ ROCHA
PRESIDENTE Y DIRECTOR GENERAL

ELSIARIO ANTÚNEZ DE MAYOLO
DIRECTOR DE OPERACIONES CUAJONE

JOSÉ N. CHIRINOS
DIRECTOR DE CONTRALORÍA Y FINANZAS

EZIO BUSELLI
DIRECTOR DE SERVICIOS AMBIENTALES

JOSÉ I. DE LOS HEROS
DIRECTOR COMERCIAL

EDGARD CORRALES
DIRECTOR DE EXPLORACIONES

LUIS E. ECHEVARRIA (DESDE EL 4 DE AGOSTO DEL 2003)
GERENTE LEGAL, ENCARGADO DE LA DIVISIÓN LEGAL

FERNANDO MEJÍA
DIRECTOR DE OPERACIONES TOQUEPALA

HANS A. FLURY (HASTA EL 25 DE JULIO DEL 2003)
DIRECTOR LEGAL

WILLIAM E. TORRES
DIRECTOR DE OPERACIONES ILO

ALBERTO J. GILES
DIRECTOR DE RECURSOS HUMANOS

MANUEL A. PLENGE
DIRECTOR DE LOGÍSTICA

DISCIPLINE = GUARANTEED RESULTS

[SPCC.03]


SOUTHERN PERU COPPER CORP.
03
• ANNUAL REPORT 2003 •



"[illegible] document contains truthful and sufficient information regarding the development of the business of Southern Peru Copper Corporation during 2003. Southern Peru Copper [illegible] takes responsibility for its content according to applicable legal requirements."

LUIS ECHEVARRIA
[illegible] Manager

JOSE N. CHIRINOS
Director of Comptroller and Finance

All tonnages in this annual report are metric tons unless otherwise noted. To convert to short tons, multiply by 1.102. All distances are in kilometers. To [illegible] to miles, multiply by 0.6213. All ounces are troy ounces. U.S. dollar amounts represent either historical dollar amounts, where appropriate, or U.S. dollar equivalents translated [illegible] accordance with generally accepted accounting principles in the United States. "SPCC", "Southern Peru" or the "Company" includes Southern Peru Copper Corporation and its other [illegible] subsidiaries.

INDEX

OPERATING HIGHLIGHTS
(TONS)

OPERATING AREA OR PLANT	2003		2002
Toquepala			
Total material moved (000's)	105,242	R	102,145
Ore milled (000's)	21,208	R	17,595
Concentrate produced	505,236	R	446,389
Copper in concentrate	142,373	R	125,424
Molybdenum produced	4,153		4,215
Cuajone			
Total material moved (000's)	97,471		99,589
Ore milled (000's)	29,798		29,756
Concentrate produced	710,004	R	651,163
Copper in concentrate	184,528	R	168,208
Molybdenum produced	4,867	R	4,104
SX/EW			
Treated Solutions (thousand of cubic meters)	43,604	R	41,781
Cathodes produced	47,756		52,854
Smelter			
Concentrates smelted	1,182,870		1,183,816
Blister produced	314,920		316,493
Refinery			
Cathodes produced	284,006	R	281,669
Total Cu SPCC	366,890		366,961
Total Cu SPCC (000's of pounds)	808,853		809,009
Total Mo	9,020	R	8,319

R: Production records

COPPER RESERVES Unit	MINERAL RESERVES (000'S TONS) DECEMBER 31, 2003	AVERAGE COPPER CONTENT (%) DECEMBER 31, 2003
Toquepala		
Sulfides	619,638	0.74
Leachable	1,732,229	0.18
Cuajone		
Sulfides	1,123,264	0.64
Leachable	58,552	0.41

MAIN SPCC STATISTICAL DATA

PRODUCTIVITY
(TONS OF COPPER COPPCOCOCOPPER PER EMPLOYEE)


120
100
80
60
40
20
64
66
88
93
92
97
105
97
98
99
00
01
02
03

COPPER PRODUCTION
(THOUSANDS OF TONS)


300
250
200
150
100
50
300,948
302,297
338,202
340,665
342,264
346,486
374,567
97
98
99
00
01
02
03

REFINERY PRODUCTION
(THOUSANDS OF TONS)


300
250
200
150
100
50
232,885
246,484
250,718
264,743
272,280
281,669
284,006
97
98
99
00
01
02
03

SX / EW PRODUCTION
(THOUSANDS OF TONS)


60
50
40
30
20
10
44,522
47,185
49,544
56,065
54,428
52,854
47,756
97
98
99
00
01
02
03

COPPER SALES
(THOUSANDS OF TONS)


400
380
360
340
320
300
337,456
341,154
340,137
354,183
370,643
365,438
375,160
97
98
99
00
01
02
03


ALIANCA

COPPER CATHODES SHIPPED FROM SPCC'S PIER AT THE PORT OF ILO.

LETTER TO THE SHAREHOLDERS

In 2003, Southern Peru Copper Corporation has made substantial progress in its mining activities. Many of its indicators reached record levels during the year. This was the result of three main factors: strict cost discipline, the startup of modernization and expansion works, and a 14% rise in copper quotations.

Among the most notable results of the year were our profits, which totaled $120.7 million, resulting from a rise in copper production and mined molybdenum, which rose 8.1% and 8.4%, respectively, combined with an increase in the price of these products, 14% and 41%, respectively. The average price of copper on the London Metal Exchange and on the New York Commodities Exchange was 81 cents in 2003, compared to 71 cents (LM) and 72 cents (COMEX) per pound in 2002. Molybdenum averaged $5.32 per pound and the COMEX price of silver was US$4.89.

The company continued to lower production costs through increased efficiency during the year. The operating break-even point per pound of copper was reduced from 45.6 U.S. cents in 2002 to 39.9 cents in 2003.

Total sales in 2003 amounted to $798.4 million, 20.1% higher than in 2002, when they reached $664.7 million. Molybdenum and silver, the company's most important byproducts, accounted for 15.7% of total sales in 2003 and 1.19% in 2002. In 2003, molybdenum accounted for 13.1% of sales, silver 2.6% and copper 83.2% of the total.

Mined copper production totaled 826 million pounds in 2003. The increase in SPCC's mined copper output was chiefly the result of increased production at the Toquepala mine and a higher volume treated, following processing capacity expansions at the concentrator. The increased production of concentrates allowed SPCC to supply its own needs, without having to resort to outside suppliers, while bringing the smelter up to nameplate production capacity, which meant additional savings. The Toquepala concentrator processed 21.2 million metric tons in 2003, 20.5% more than in 2002. The increase in capacity was less than it might have been, because of lower grade and because of low grade in recoveries of ore extracted in 2003. Despite lower grade and recovery, the concentrator turned out 505,236 metric tons of concentrate, a new record. The increase in production at the Cuajone mine was due to higher grades of ore in 2003 and improved recovery at the milling facility, which produced 710,004 metric tons of concentrates, also a new record. The production of copper at SX/EW fell by 11.2 million pounds due to lower grade in copper-charged solutions (PLS).

Southern Peru began some important projects in 2003, such as the Leachable Deposits Project, which will replace the haulage of leachable ore using truck cars with a crushed ore conveyor belt system at the Toquepala mine. To date, this project is 18% complete and construction is expected to conclude in June 2004.

Also in 2003, as part of the Environmental Compliance and Management Plan developed by the company in agreement with the Peruvian government, Southern Peru signed a contract for modernizing the Ilo smelter, and presented this contract to the Peruvian Ministry of Energy and Mines. The modernized smelter will use Australian Isasmelt technology, and its processing capacity will rise to 1.2 million metric tons of copper concentrate per year. Its final product will be anodes instead of the blister bars it currently produces, incorporating key benefits and savings to SPCC. SO_2 capture will be around 95%, well above international and Peruvian regulatory requirements. This modernization of the smelter will conclude the Environmental Compliance and management Plan. It will also position SPCC within the most environmentally-observant mining companies that engage in sustainable mining. In 2003, and while the smelter modernization process is under way, southern Peru will continue to voluntarily apply its Supplementary Control Program, which has significantly improved air quality at Ilo since it was implemented in 1996.

Additionally, in 2003, SPCC moved to an international scope when it acquired mining rights in Chile. The exploration of these deposits will allow the company to increase its reserves and improve its prospects for the future. It will also continue its program of exploration throughout Peru, particularly in the south of the country, where it is seeking copper and gold resources. The Los Chancas project was continued in 2003 with a drilling program.

The company set new production and industrial safety records in 2003, as follows:

- The Toquepala mine set a record for production of concentrate, at 505,236 metric tons.
- The solutions processed at the SXEW Plant totaled 43.60 million cubic meters, the greatest on record to date.
- The Cuajone mine reported a record level of concentrates, 710,004 metric tons.
- The Cuajone mine also increased its production of molybdenum from 4,104 to 4,867 metric tons.
- The refinery set a record of 284,006 metric tons of electrolytic cathodes.

Southern Peru is confident that its investment projects will further consolidate its position among the world's leading metal producers, which foresees a satisfactory economic return for its shareholders, a contribution to the countries and communities where it operates, and benefits for the workers of SPCC.

On behalf of the management of Southern Peru, I would like to express my gratitude to all our personnel for their efforts and dedication, to our clients for their continued signs of confidence and loyalty, and to you, our shareholders, for your ongoing support.

GERMÁN LARREA MOTA-VELASCO
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

OSCAR GONZÁLEZ ROCHA
PRESIDENT AND CHIEF OPERATING OFFICER

FIVE-YEAR PRODUCTION STATISTICS

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

COPPER PRODUCTION	2003	2002	2001	2000	1999
Mines (CONTAINED COPPER IN THOUSANDS OF POUNDS)					
Toquepala	**313 ,878**	276,513	270,619	232,886	256,387
Cuajone	**406,814**	370,834	363,951	394,548	379,995
SX/EW	**105,283**	116,524	119,993	123,602	109,225
Total mines	**825,975**	763,871	754,563	751,036	745,607
Smelter (CONTAINED COPPER IN THOUSANDS OF POUNDS)					
SPCC concentrates	**687,727**	632,910	636,844	606,965	605,150
Purchased concentrates	**6,552**	64,836	86,800	45,267	32,986
Total smelter	**694,279**	697,746	723,644	652,232	638,136
Refineries (THOUSANDS OF POUNDS OF COPPER)					
Ilo	**626,126**	620,974	611,254	583,658	552,738
SX/EW	**105,283**	116,524	119,993	123,602	109,225
Total refineries	**731,409**	737,498	731,247	707,260	661,963
Copper sales (THOUSANDS OF POUNDS)					
Refined	**625,267**	621,197	612,138	582,724	553,246
In blister	**61,863**	68,619	84,302	57,775	66,169
In concentrates	**35,586**	-	-	17,083	21,433
SX/EW	**104,370**	115,826	120,688	123,258	109,024
Total sales of copper	**827,086**	805,642	817,128	780,840	749,872
Molybdenum (THOUSANDS OF POUNDS CONTAINED IN CONCENTRATES)					
Mines					
Toquepala	**9,156**	9,292	9,035	8,243	6,993
Cuajone	**10,730**	9,048	9,377	7,639	5,070
Total produced	**19,856**	18,340	18,412	16,882	12,063
Sales of molybdenum in concentrate	**19,953**	18,178	18,511	16,043	11,836
Silver (THOUSANDS OF OUNCES)					
Smelter (IN BLISTER)					
Ilo SPCC concentrates	**4,270**	3,710	3,829	4,188	3,378
Refinery					
Ilo	**3,599**	3,660	3,452	3,343	2,796
Sales of silver					
Refined	**3,615**	3,645	3,498	3,454	2,739
In Blister	**365**	389	453	411	497
In concentrates	**212**	-	-	220	-
Total sales of silver	**4,192**	4,034	3,951	3,975	3,236

FIVE-YEAR SELECTED FINANCIAL AND STATÍSTICAL DATA

SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, (IN MILLIONS, EXCEPT PER SHARE AND EMPLOYEE DATA)	2003	2002	2001	2000	1999
Consolidated statement of earnings					
Net sales	$ 798	$ 665	$ 658	$ 711	$ 585
Operating costs and expenses (1)	581	546	568	561	539
Operating income	217	119	89	150	46
Minority interest of investment shares in					
income of Peruvian Branch	1	1	1	2	-
Extraordinary loss	-	(9)	(2)	-	-
Net earnings	$ 119	$ 61	$ 47	$ 93	$ 29
Per share amount					
Basic and diluted	$ 1.49	$ 0.76	$ 0.58	$ 1.16	$ 0.37
Dividends paid	$ 0.57	$ 0.36	$ 0.36	$ 0.34	$ 0.152
Consolidated balance sheet					
Total assets	$ 1,931	$ 1,752	$ 1,823	$ 1,771	$ 1,545
Cash and marketable securities	295	148	213	149	11
Total debt	349	299	396	347	223
Stockholder's equity	1,315	1,241	1,209	1,192	1,126
Consolidated statement of cash flows					
Cash provided from					
operating activities	$ 191	$ 130	$ 151	$ 161	$ 63
Dividend paid	45	21	29	27	12
Capital expenditures	50	77	117	113	232
Depreciation & depletion	74	68	76	77	74
Capital stock					
Common shares outstanding	14.1	14.1	14.1	14.1	14.1
NYSE Price – high	$ 48.85	$ 15.54	$ 15.10	$ 16-7/16	$ 18-1/16
Price – low	$ 14.42	$ 10.82	$ 8.42	$ 11.00	$ 8-7/16
Class A common shares outstanding	65.9	65.9	65.9	65.9	65.9
Book value per share	$ 16.44	$ 15.71	$ 15.12	$ 14.90	$ 14.07
P/E ratio	31.65	20.67	26.07	12.84	38.03
Financial ratios					
Current assets to current liabilities	2.5	3.1	1.9	3.3	2.4
Debt as % of capitalization	20.9%	19.3%	24.5%	22.4%	16.3%
Employees (at year end)	3,566	3,575	3,726	3,682	3,844

Notes to Five-year Selected Financial and Statistical Data:

(1) Includes provision for worker's participation of $16.8 million, $8.9 million, $5.9 million, $12.1 million and $3.4 million in the years ended December 31, 2003, 2002, 2001, 2000 y 1999.



SOUTHERN PERU COPPER CORPORATION (SPCC) IS ONE OF PERU'S LARGEST PRIVATE COMPANIES AND ONE OF THE TEN LARGEST COPPER PRODUCERS WORLDWIDE.

EXPANSION AND MODERNIZATION PROGRAM

In reference with the Expansion and Modernization Program announced in the last years, we continue its implementation:

In Toquepala, the Leaching Dumps Project commenced. It includes a fixed crusher and an Overland Conveyors sand-spreading system to transfer the leachable ore from the Toquepala Mine. The main objective of the project is to replace the carriage of leachable ore by trucks with Overland Conveyors, for which it will be necessary to install a fixed crusher at the exit of the mine, 6.5 Km. of Overland Conveyors down stream to the south dumps, and a combined system of transport, stacking and spreading that will allow to place leachable ore in layers of 30 - 40m in dumps of low height. 80% of the ore will be less than 9 inches in size. The annual treatment capacity will be 50.2 metric tons of leachable ore.

At the end of December, the project reached a progress of 18%; the purchase orders for main equipments have been placed. The earth works are being executed with cooperation of Mine Operation; the bidding process for civil works for the crusher building has begun.

An estimate date to complete the engineering is May 2004, and June 2005 for the construction activities, after that the commissioning and start up will begin the ramp up.

On the other hand, the Engineering for the New PLS Dams Construction Project is also being developed. This project is complementary to the Leachable Dumps Project, given that, throughout the increase of the new dumps, new collection dams are required because during the construction of the new dumps a moment will arrive where the deposited mineral would cover current PLS dams -located in the Quebrada Toquepala-. These works also involve pumping stations and PLS conveyance pipes to the plant. It is estimated that the works will be initiated in August 2004 and completed by December 2005.

Likewise, during 2003, the Auxiliary Dams Construction Project was completed in the area of the tailings dam at Quebrada Honda (the Company's tailings impoundment dam). This will allow a normal operation of the dam and prevent any risk of tailings or tailings' decanted water from reaching the Quebrada Santallana.

With regard to the Tailings Disposal Areas Studies, the Company is still evaluating the possibility of replacing the conventional system of cyclones with the thickening tailings system in the Pampa Purgatorio; however, the results have not been as expected. During 2004, studies will continue to define the best alternative for the disposal of Toquepala's and Cuajone's tailings.

It was concluded in 2003, after the evaluation of several alternatives, it was chosen the Isasmelt Australian Technology for the

NEW BALL MILL AT THE TOQUEPALA CONCENTRATOR, INSTALLED AS PART OF THE EXPANSION AND MODERNIZATION PROGRAM.



Ilo Smelter Modernization Project. It was concluded that this was the best option to comply with the requirements of the smelter. This technology uses a stationary vertical furnace to smelt the copper concentrate, the converter stage will be done in four 15 feet diameter by 35 feet long Peirce Smith converters three of which will be refurbished and one will be new; also a new anode plant a new acid plant and a new oxygen plant will be installed, as well as other auxiliary facilities.

Processing capacity will be 1.2 million metric tons of concentrated copper per year. Levels of SO_2 collection will reach 95%, which exceeds requirements established by international and Peruvian laws. The final product of the new smelter will be anodes instead of the blister currently produced.

The Phase 1 - Cost Confirmation and Basic Engineering- was finished in November 2003. The contract for the Phase 2 that will allow completing the project, using the Isasmelt technology, was signed with Fluor at the end of the year 2003. According the preliminary schedule, the stage of preliminary works will start in April 2004 and the construction works by the end of 2004. Commissioning stage and start up are considered to in June 2006 and the plant will be operative with all the new implementation in November 2006. This way, we would be fulfilling our commitment with the PAMA before January 2007, which is the date indicated in the agreement.

During 2003, the Company continued with its perforation program at the Los Chancas project, where 27,908 meters were diamond-drilled, instead of the estimated 27,000 meters. The second and last phase of metallurgical analyses was carried out, with excellent results. Analyses indicate 200-million ton resources, with ore grades of 1.0% for copper, 0.07 for molybdenum, and 0.12 gold grams per ton. The project is at its final stage.

No drilling program was performed during 2003 at the Tantahuatay Project. Total resources are 27.1 million tons, with an average content of 0.89 gms of gold per ton and 13.0 gms of silver per ton. SPCC has a 44.245% interest in the Tantahuatay project.

An extensive exploration program was performed throughout Peru. During 2003, a diamond drilling program of 11,265 meters was completed out of the 15,000 meters planned, to identify resources of copper and gold.

Currently, the Company has direct control of 123,119 hectares of mineral rights and has control over 20,454 hectares of mineral rights through joint ventures with other companies.

The acquisition of mining rights in Chile represented the internationalization of our exploration activities during 2003. The Company acquired more than 35,258 hectares in mining rights with natural resources of copper, gold and silver, located within the Third Region and First Region. Exploration of these properties in Chile confirms SPCC's globalization policy in Latin America and will allow the Company to increase reserves and develop operations in the region.

ORE HAULED BY TRUCK AT THE CUAJONE OPEN PIT.

DURING 2003, THE COMPANY CONTINUED WITH ITS DRILLING PROGRAM AT THE LOS CHANCAS PROJECT, WHERE 27,908 METERS OF DIAMOND DRILLING WERE COMPLETED.

COMMUNITY OUTREACH

Southern Peru energizes in an important way the economy of the south of the country, and it is particularly identified with the expectations of sustainable development and the well-being of the towns of Tacna and Moquegua, promoting and carrying out social investment actions in the neighboring communities of these regions. The social investment is summed up in the co-participation with diverse public entities and the residents. This way of doing business is denominated Social Responsibility; it is a conception that guides the social projection of the Company to the geographical environment as facilitator of the local socio-economic development. Southern Peru acts as good corporate, social and environmentally responsible neighbor, defining this focus through co-participating projects.

During 2003, SPCC developed the following projects, among others:

- Water resource management: In the valley of Torata (Moquegua), the 27-km Phase IV of the Chilligua channel construction was culminated. In Candarave, channels were constructed in the areas of Patapatani, Santa Cruz, Huanuara, Yucamani, Aricota and Yarabamba. Two reservoirs were constructed in Candarave -one in Ancocala and one in San Pedro- as well as 16 reservoirs in Pampa Baja (Ite). Additionally, a water supply distributor was constructed in Santa Cruz-Candarave.

- Agronomics: In Candarave (Tacna), potato seed areas were strengthened by working with varieties "Tomasa T. Condemayta" and "Canchán", a site for thermotherapy garlic seed treatment was built in Aricota, and plantation of forage oat was fomented for cattle food provision with the purpose of attenuating the forage shortage as a consequence of droughts.



In Torata (Moquegua), support was given for cultivation of fruits and aromatic-medicinal species, as well as for training on plantation handling for agriculture export possibilities. In a test parcel of Villa Locumba (Tacna), an experimental planting of the "Páprika" pepper alternative cultivation was carried out with pressurized watering system. Training courses were offered in the towns of Torata, Huaytire, Candarave and Locumba, in the departments of Moquegua and Tacna.

MATTE BEING TRANSFERED TO A HOLDING FURNACE AT THE ILO SMELTER.

THE INCREASE IN THE COMPANY'S RESULT FOR 2003 IS DUE MAINLY TO AN INCREASE OF MINED COPPER PRODUCTION, TO A SIGNIFICANT INCREASE IN COPPER PRICES AND TO A COST REDUCTION DUE TO INCREASED EFFICIENCIES ACHIEVED

- Cattle: In Candarave, sheep genetic enhancement was supported by using Hampshire Down genetic quality breeders, and an agreement with CONACS (National Council of South American Ruminants of the Camel Family) was signed for sustainable raising of Vicuñas. In the Suches-Huaytire area, 4,600 m.a.s.l., at the Andes highlands, the genetic quality of South American Ruminants of the Camel Family (Alpacas) is being enhanced with breeders of Suri and Huacayo races. In Higuerani, District of Ilabaya (Tacna), a shed was built for raising guinea pig breeders of the type I, Peru and Andean varieties coming from noted southern breeders (Arequipa and Tacna).

- Projection toward commercial environment: In Candarave, support was given to initiate a meat products company, being provided with qualification and assessment by SPCC technicians. In Torata, an Agro-industrial Complex is being constructed to store agricultural production of the area.

- Basic infrastructure: The Colocaya river, in Ilabaya, was channeled and riverside defenses were constructed. Electrification of Oconchay, in Ilabaya (Tacna), and New Camilaca, in Candarave, was carried out. The site of the Cairani Committee of Water Users, in Candarave, was built.

- Support to major projects: The pre-feasibility study of regulation of the Callazas river (Candarave) was carried out for the possible construction of one dam, likewise the study of Sediments of the Sama river (Valley of Sama - Tacna) in the Yarascay section was carried out to determine technical viability of a reservoir.

- In order to mitigate the drought effects and to preserve the cattle, Southern Peru supports the Candarave cattlemen with forage transportation from Puno.

- Additional activities: In Candarave, SPCC sponsored the 2003 Great Agricultural Fair and the Potatoe Fair in the town of Santa Cruz. In Moquegua, SPCC also sponsored the 2003 Agricultural Fair of Moquegua and the Agricultural Fair of Torata. Likewise, in Candarave, equipment was distributed for the medical attention centers and medical campaigns were carried out in the area of Ancocala. In addition, support was given to prepare a study and promotional material for the Candarave Tourism Development Project.

Results reached by Southern Peru in its Social Responsibility Program during 2003 are highly satisfactory.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001.

SPCC reported 2003 net earnings of $119.2 million or diluted earnings of $1.49 per share, compared with net earnings of $60.6 million or diluted earnings of $0.76 per share in 2002 and $46.6 million or diluted earnings of $0.58 per share in 2001.

The increase in the Company's results for 2003 is due mainly to an increase of production of mined copper and molybdenum, to a significant increase in the prices of copper and molybdenum, and to a cost reduction due to increased efficiencies achieved.

Price of copper during 2003 in the London Metal Exchange (LME) and the New York Commodity Exchange (COMEX) was of 81 cents per pound of copper, compared to 71 cents and 72 cents respectively in 2002.

Increase in production and the increased efficiencies achieved represented a significant decrease in unitary costs and an improvement in the operating break-even cost; this cost was 39.9 cents in 2003 compared to 45.6 cents in 2002 and 49.3 cents in 2001.



MILLS AT THE CUAJONE CONCENTRATOR.

This reduction represents a 12.5% improvement over 2002 costs, in addition to the 7.5% improvement achieved in 2002 over 2001 costs.

Net sales: Net sales in 2003 were $798.4 million, compared with $664.6 million in 2002 and $657.5 million in 2001. Sales increased in 2003 by $133.8 million, a 20.1% increase over the previous year, mainly due to higher copper sales and higher sales of the Company's by-product metals, molybdenum and silver.

Prices: Sales prices for the Company's metals are established principally by reference to prices quoted in the London Metal Exchange (LME), the New York Commodity Exchange (COMEX) or published in Platt´s Metals Week, for dealer oxide mean prices for molybdenum.



PRICE/VOLUME DATA

	2003	2002	2001
AVERAGE METAL PRICES			
Copper (per pound – LME)	$ 0.81	$ 0.71	$ 0.72
Copper (per pound – COMEX)	$ 0.81	$ 0.72	$ 0.73
Molybdenum (per pound)	$ 5.32	$ 3.77	$ 2.36
Silver (per ounce – COMEX)	$ 4.89	$ 4.60	$ 4.36
SALES VOLUME (IN THOUSANDS)			
Copper (pounds)	827,086	805,642	817,128
Molybdenum (pounds) (1)	19,953	18,178	18,511
Silver (ounces)	4,192	4,034	3,951

(1) The Company's molybdenum production is sold in the form of concentrates. Volume represents pounds of molybdenum contained in concentrates.

ORE PILE IN PRIMARY CRUSHER AT THE CUAJONE CONCENTRATOR.

THE COMPANY'S PAMA PROVIDED THAT THE SMELTER MODERNIZATION PROJECT WILL BE COMPLETED BY JANUARY 2007.

DIVIDENDS AND CAPITAL STOCK

The Company paid dividends to stockholders of $45.4 million or $0.57 per share, compared to $28.7 million (including $7.2 million used by the Company to satisfy an overdue receivable) or $0.36 per share in 2002 and $28.8 million or $0.362 per share in 2001.

Distributions to the investment shares minority interest were $0.4 million, $0.3 million and $0.5 million in 2003, 2002 and 2001, respectively.

On February 3, 2004, a quarterly dividend of $0.27 per common share, totaling $21.6 million, was declared payable March 9, 2004. The Company's dividend policy continues to be reviewed at the Board of Directors´ meeting, taking into consideration the current intensive capital investment program, including the smelter modernization and expected future cash flow generated from operations.

ENVIRONMENTAL AFFAIRS

The Company's activities are subject to Peruvian laws and regulations. As part of these legal-environmetal regulations, SPCC submitted in 1996 the Environmental Compliance and Management Plan (known by its Spanish acronym, PAMA) to the Peruvian Government. The PAMA included all current operations that did not have an approved environmental impact study at the time. SPCC's PAMA was approved in January 1997 and it contains 34 mitigation measures and projects necessary to bring the existing operations to the environmental standards established by the government. By the end of 2002, thirty-one of such projects were already completed. Additionally, in November of 2002 the government approved final completion of all PAMA commitments related to the Company's operations in Cuajone and Toquepala. The three pending PAMA projects all belong to the Ilo operations.

The Company's largest outstanding capital investment project is the Ilo smelter modernization. This project will modernize the smelter and is targeted to capture no less than 92% of sulfur emissions, in compliance with PAMA requirements.

The Company's PAMA, approved by the Ministry of Energy and Mines (MEM) in 1997, provided that the smelter would be modernized in a two-phase project; the first phase to be completed in 2003 and the second and final phase by January 2007. In January 2002, the MEM approved a modified one-phase project to be completed by December 2004. Given the economic, political and market conditions, in November 2002, the Company submitted a new request to MEM to reschedule the smelter modernization timetable and to start the project by the end of 2003, with completion no later than 2007. In the third quarter of 2003, the MEM accepted the modification proposed by the Company to complete the smelter modernization project within the 10-year timetable originally established in the PAMA.

In March 2003, in a separate regular biannual environmental review process of SPCC's mining activities, the MEM issued a notice to the Company demanding compliance with commitments established in the PAMA within the next 90 days. MEM's notice ordered the Company to commence the modernization project and to satisfy the investment requirements of the PAMA of $77.4 million within such 90-day period. According to applicable Law, the Company was assessed a first fine of approximately $20,000. As a result of the Company's agreement with the MEM, accepting the original timetable for the smelter modernization project, this issue has been satisfactorily resolved.

In July 2003, the Company awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor/Xstrata. In late November 2003, Fluor/

IN JULY 2003, THE COMPANY AWARDED THE CONTRACT TO PROVIDE THE TECHNOLOGY AND BASIC ENGINEERING FOR THE MODERNIZATION OF THE SMELTER TO FLUOR/XSTRATA.



Xstrata provided SPCC with basic engineering for the smelter modernization project. By December 2003, contracts were signed for the development of detailed engineering and construction for the project. The new cost to complete this project is estimated to be $306 million.

The Company has on hand sufficient funds to commence the project but significant additional funds will be necessary for its completion. The Company has an approved Peruvian bond program of $750 million, of which $199 million have already been issued. There can be no assurance that the entire Ilo smelter project can be financed with the issuance of bonds in Peru. The Company plans to finance the portion of the cost that it is not financed in Peru with funds from operations or by placing additional financing in the international market.

PAMA expenditures for the period 1997-2003 exceeded $151 million. As soon as the smelter modernization project begins, the Company foresees significant additional environmental capital expenditures starting in 2004.

In October 2003, the Peruvian Congress passed a new law announcing closure and remediation obligations for the mining industry. The new law required the MEM to publish draft regulations necessary for its implementation by January 2004, and final regulations by April 2004. The Company foresees that this law will increase its asset retirement obligation and require future expenditures to satisfy its requirements. The Company is studying the impact this law will have on its financial results, but does not expect to be able to estimate the effect until final regulations are published.

Capital investments related to environmental projects were approximately $2.1 million in 2003, $2.5 million in 2002 and $8.9 million in 2001. See: "Management Discussion and Analysis of Financial Condition and Results of Operations - Environmental Matters", included in this document as a reference.

REFINERY ELECTROLYTIC CATHODES ARE EXPORTED THROUGH THE PORT OF ILO.



COPPER CATHODES INSPECTION AT THE ILO REFINERY PRIOR TO SHIPMENT FROM THE PORT OF ILO.

GENERAL INFORMATION, DESCRIPTION OF OPERATIONS AND DEVELOPMENT

INFORMATION RELATED TO ITS CONSTITUTION AND THEIR INSCRIPTION IN THE PUBLIC REGISTRY:

SPCC is a corporation constituted according to the Laws of the State of Delaware in the United States of America. It operates in Peru through a Branch, which was established by public writ granted before Public Notary from Lima, Dr. Ricardo Fernandini Arana, on the 6 of November of 1954.

By public writ of April 6 1998, granted before Public Notary from Lima, Dr. Carlos A. Sotomayor Bernós, the Company complied with the dispositions of Law N° 26887 "General Law of Societies" that was inscribed in the Electronic Record N° 3025091 of the Juridical People of the Registry Office of Lima and Callao (before: Entry N° 384 of the Record N° 2447 of the Mining Natural and Juridical People of the Public Mining Registry).

See: "Brief historical review from the constitution of the Company".

Brief Description: Southern Peru Copper Corporation (SPCC) is an integrated copper producer. It has operated the Toquepala mine since 1960 and the Cuajone mine since 1976, both in the Andes highlands in the south of the Peru, approximately 612 miles southeast of Lima, in the departments of Tacna and Moquegua, respectively. It also operates a smelter and refinery located west of the mines on the Pacific Ocean coast, close to the city of Ilo, department of Moquegua.

SPCC is one of Peru's leading companies and one of the 10 largest private-sector copper mining companies in the world.

SPCC, indirectly, forms part of "Grupo México S.A. de C.V." proprietor of 100% of Americas Mining Corporation (AMC). AMC in turn is proprietor of 100% of Southern Peru Holdings II Incorporated. The latter holds 54.2% of Southern Peru Copper Corporation's shares. The social objective of the main companies that form Grupo México S.A. de C.V. is mining and rail transportation activities.

The Group related to SPCC operations includes the follow subsidiaries:

	NAME OF THE COMPANY	%	LOCATION	INSCRIPTION IN THE RPMV
1	Grupo México, S.A. de C. V.		México	
	RAILROAD ACTIVITIES:			
2	Infraestructura y Transportes México, S.A. de C.V.	99.99	México	
3	Grupo Ferroviario Mexicano	74.00	México	
	MINING ACTIVITIES:			
4	Grupo Minera México Internacional, S.A. de C.V.	99.99	México	
5	Americas Mining Corporation (AMC)	100.00	EE.UU.	
6	Minera México, S. A. de C.V.	99.14	México	
7	Industrial Minera México, S.A. de C.V.	98.12	México	
8	Mexicana de Cobre, S.A. de C.V.	94.59	México	
9	Mexicana de Cananea, S.A. de C.V.	98.49	México	
10	ASARCO, Incorporated	100.00	EE.UU.	
11	SPHC II, Incorporated	100.00	EE.UU.	
12	Southern Peru Copper Corporation (SPCC)	54.20	EE.UU.	**X1**
13	Southern Peru Limited	100.00	EE.UU.	
14	Logistics Services Incorporated (LSI)	100.00	EE.UU.	
15	Global Natural Resources, Inc.	100.00	EE.UU.	
16	Multimines Corporation	100.00	EE.UU.	
17	Multimines Insurance Company, Ltd.	100.00	Bermudas	
18	**SOUTHERN PERU COPPER CORPORATION, Sucursal del Perú**	82.40	Perú	**X2**
19	Compañía Minera Los Tolmos S.A.	100.00	Perú	

NOTES: 1.- *Common Shares* 2.- *Labor Shares*

CORPORATE CAPITAL AND COMMON STOCK

	SHARES
The authorized number of shares are	100,000,000
Issues an Paid Capital:	
Class A Common share	65,900,833
Common Shares outstanding	14,112,942
Nominal Value of Common Shares	US$ 0.01

TOTAL NUMBER AND PERCENT OF SHARES	SHARES	OF SHARES
Southern Peru Holdings		
Corporation (*)	43,348,949	63.1%
Cerro Trading		
Company, Inc. (*)	11,378,088	16.6%
Phelps Dodge Overseas		
Capital Corporation (*)	11,173,796	16.3%
Common Shares	14,112,942	4.0%
Total	80,013,775	100.0%

(*) Class A common shares are entitled to five votes per share. Common shares are entitled to one vote per share.

AUTHORIZATIONS OBTAINED FOR THE DEVELOPMENT OF THE BUSINESS

1. Toquepala Concentrator: Authorized by Directorial Resolution No.455-91-EM/DGM/DCM dated July 5, 1991 approved the operation of the Toquepala Concentrator. The resolution granted 240 hectares of surface land and authorized a throughput of 39,000 Metric Tons/Day.

   Based on Report No. 413-97-EM/DGM/DPDM dated July 7, 1997 the "Director General de Minería" authorized the expansion of the Toquepala Concentrator to a 43,000 Metric Tons/Day throughput.

   Based on Report N° 547-2002-EM/DGM/DPDM, dated November 6, 2002, the "Director General de Minería" authorized the expansion of the Toquepala Concentrator to a capacity of 60,000 TM/Day.

2. Botiflaca Concentrator in Cuajone: Authorized by Directorial Resolution No. 150-81-EM/DCM dated August 14, 1981 approved the operation of the Cuajone Concentrator. The resolution granted 56 hectares of surface land.

   Based on Report No. 266-99-EM/DGM/DPDM dated July 20, 1999 the "Director General de Minería" authorized the expansion of the Cuajone Concentrator to a 87,000 Metric Tons/Day throughput.

3. Toquepala Leaching Plant (SX/EW): Authorized by Directorial Resolution No. 166-96-EM/DGM dated May 7, 1996 approved the operation of the Toquepala SX/EW Plant. The resolution granted 60 hectares of surface land and authorized a throughput of 11,850 Tons/Day.

   Based on Report No. 663-98-EM/DGM/DPDM dated November 10, 1998 the "Director General de Minería" authorized the expansion of the Toquepala SX/EW Plant to a 18,737 Metric Tons/Day throughput.

4. Cuajone Leaching Plant (LX/EW): Authorized by Directorial Resolution No. 155-96-EM/DGM dated May 6, 1996 approved the operation of the Cuajone Leaching Plant. The resolution granted 400 hectares of surface land and authorized a throughput of 2,100 Tons/Day.

5. Ilo Smelter: Authorized (definitely) by Directorial Resolution No. 0078-69-EM/DGM dated August 21, 1969 approved the operation of the Ilo Smelter. The resolution authorized a production of 400 Short Tons/Day of blister copper.

   Based on Report No. 204-2000-EM-DGM-DPDM dated June 20, 2000 the "Director General de Minería" authorized the expansion of the Ilo Smelter to a 3,100 Metric Tons/Day throughput of copper concentrates.

6. Ilo Refinery: Authorized by Report No. 056-94-EM/DGM/DRDM dated May 27, 1994 the "Director General de Minería" authorized the operation of the Ilo Copper Refinery at 190,000 Metric Tons/Day throughput of blister copper.

   Based on Report No. 506-98-EM/DGM/DPDM dated September 2,1998 the "Director General de Minería" authorized the expansion of the Ilo Copper Refinery to a capacity of 658 Metric Tons/Day throughput of blister copper.

   Based on Report N° 080-2002-EM-DGM/DPDM, dated March 13, 2002, the "Director General de Minería" authorized the expansion of the Ilo Copper Refinery to a capacity of 800 TM/Day.

7. Sulfuric Acid Plant: Authorized by Directorial Resolution No. 024-96-EM/DGM dated January 19, 1996 the "Director General de Minería" authorized the operation of the Sulfuric Acid Plant at a production rate of 472 Metric Tons/Day. Based on Report No. 313-98-EM/DGM/DPDM dated May 18, 1998 the "Director General de Minería" authorized the expansion of the Ilo Sulfuric Acid Plant to a capacity of 300,000 Metric Tons/Year production.

8. "Coquina Wash Plant and Sea shell Concentratos" authorized to operate by Directorial Resolution Nº 110-93-EM/DGM of August 3, 1993. The plant processes 2068MT/day of raw material (coquina) recovered from nearby mines. Seashell is produced separating sand and other materials form the coquina using sea water washing screens.

DESCRIPTION OF OPERATIONS AND DEVELOPMENT REGARDING THE ISSUING ENTITY

PURPOSE

The purpose of Southern Peru Copper Corporation (SPCC) is to engage in activities allowed by the laws of the State of Delaware. Its main activity is to extract, mill, concentrate, smelt, treat, prepare for market, manufacture, sell, exchange and, in general, to produce and negotiate for sales of copper, gold, silver, lead, zinc, iron and any other class of minerals and materials or other materials, effects and goods of any nature or description; as well as to explore, exploit, sample, examine, investigate, recognize, locate, appraise, buy, sell, exchange, etc., mining concessions and mining deposits. SPCC belongs to the CIUU 1320 group.

The term of duration of the Company is indefinite.

BRIEF HISTORICAL REVIEW FROM THE CONSTITUTION OF THE COMPANY

The Company was organized on December 12, 1952, fifty years ago, according to the Laws of the State of Delaware of the United States of America, under the denomination of Southern Peru Copper Corporation (SPCC). In 1954, SPCC established a Branch in Peru to carry out mining activities in this country.

On September 7, 1995, "Southern Peru Copper Holding Company" was constituted, also in accordance with the Laws of the State of Delaware, with the purpose of acting as a holding company proprietor of the entirety of Southern Peru Copper Corporation's shares (SPCC). By the end of 1995, SPCC changed its denomination to "Southern Peru Limited" and "Southern Peru Copper Holding Company" changed its social denomination to that of Southern Peru Copper Corporation.

Both companies agreed, effective December 31, 1998, to the merger of Southern Peru Copper Corporation and of Southern Peru Limited, the former company absorbing the latter and with SPCC assuming all assets and liabilities, including the Branch in Peru. This merger did not imply any modification to the participation percentages in the social capital or of the Patrimony Participation Account (investment stock), which are maintained identical.

Mining activities in Peru are carried out under the denomination of "Southern Peru Copper Corporation", the abbreviated denomination "Southern Peru" or the initials SPCC, through its Branch in Peru. The Branch is registered in the Electronic Record Nº 3025091 of the Juridical People of the Registry Office of Lima and Callao (before: Entry N° 384 of the Record N° 2447 of the Mining Natural and Juridical People of the Public Mining Registry).

INFORMATION ABOUT PLANS AND INVESTMENT POLICIES

See Expansion and Modernization Program on page 9.

RELATIONSHIP BETWEEN THE ISSUER AND THE GOVERNMENT

On November 20th, 1996, SPCC and the Peruvian Government (Ministry of Energy and Mines) signed a contract that will remain effective until the year 2010 and guarantees the tax stability and the availability of exchange to foreign currency of the Branch's earnings related to the operation of the SX/EW plant at Toquepala and the Solvent Extraction (SX) operation in Cuajone. Also, on April 18th, 1995, SPCC and the Peruvian Government (CONITE) signed a contract that guarantees the availability of foreign currencies, free remittance of dividends to the exterior, among other guarantees related to the acid plant of the Ilo Smelter.

SPCC obtains revenues for tax credits in Peru for the general sales tax (IGV) paid in connection with the acquisition of capital goods and other goods and services used in its operations, counting these credits as a paid expense in advance. By virtue of this refund, SPCC is entitled to credit the amount of the IGV against its Peruvian tax obligations or to receive a refund.

GENERIC DESCRIPTION OF MAIN ASSETS

TOQUEPALA

1. Mining concessions Toquepala 1, which has 29 mining rights with a total area of 7,198 hectares. Simarrona, which has 14 mining rights with a total area of 7,800 hectares. Totoral, which has 18 mining rights with a total area of 7,320 hectares.

2. "Toquepala Concentrator" Beneficiation Plant, with Milling capacity of 60,000 tons per day, consists of 1 Primary Crusher, 2 Secondary Crushers, 4 Tertiary Crushers, 8 Bar Mills, 24 Ball Mills, 8 Ball Mills for Re-crushing, 1 control milling system, section 3 and 4, as well as, 4 OK-100 Flotation Cells, 3 OK-50 Flotation Cells, 13 Column Cells and 4 Flotation Cells 130m^3, 24 Flotation Cells WEMCO with a capacity of 42.5m3, 1 Track tractor CAT D10-R. 2 Komatsu wheel tractor and a recycled water pipe line.

3. 22 trucks with a capacity of 218 ton each. 11 trucks with a capacity of 181 ton each. 12 trucks with a capacity of 109 ton each.

4. 2 4100A shovels with a capacity of 66 tons (43 m^3), 4 2100BL shovels with a capacity of 21 tons (11.4 m^3), 1 495BI shovel with a capacity of 66 tons (43 m^3), 1 56 yd3 dipper, 1 120A electric drill, 2 100XP electric drills, 1 49RIII rotary drill. 1 front-end loader 992d, 1 Komatsu wheel tractor.

5. Additionally, new equipment for the concentrator had been incorporated with the expansion and modernization: 1 secondary crusher, 2 tertiary crushers, enlargement of the ore milled deposit, 1 tripper car, 1 ball mill 6.4 x 10.2 m, 2 cells of 130 m^3 y 4 of 60 m^3 for flotation rougher, 4 pre-classifier cyclones, 1 cell of cleaning, 1 cell scavenger of 60 m3, 1 line of 24 cells of cleaning and re-cleaning, 6 cells of 2.8 m^3 changing the existing line of 14 cells to 2 lines of 10 cells each one for molybdenum plant, 1 pressure filter for copper concentrate, 1 thickener high-rate of 43 meters of diameter, 1 new tailing distributor tank which replaced the existing tank; enlargement of the pumping house, 1 pump of recover water, 1 transformer of 33/40 MVA, 138/38 Kv., DCS system.

CUAJONE

6. Mining concessions Cuajone 1, which has 23 mining rights with a total area of 7,390 hectares. Cocotea, which has 15 mining rights with a total area of 7,711 hectares.

7. "Cuajone Concentrator" Beneficiation Plant with Milling capacity of 87,000 tons per day, consisting of 1 primary crushers, 3 secondary crushers, 7 tertiary crushers, 10 ball mills, 4 ball mills for re-crushing, 1 vertical mill, as well as 30 OK-100 flotation cells, 6 column cells, 28 Wemco flotation cells, 48 Denver flotation cells. 1 truck Volvo FM12, recycled water pipe line.

8. 18 Dresser 830E trucks with a capacity of 218 ton each. 8Cat 793C trucks with a capacity of 218 ton each, 4 Wabco trucks with a capacity of 109 ton each.

9. 2 4100A Shovels with a capacity of 66 tons, 1 2800XPB Shovel with a capacity of 49 tons, 1 2100BL Shovel with a capacity of 21 ton, 1 Le Tourneau 1800 front end loader with a capacity of 38 tons, 2 120A electric drills, 1 100XP electric drill, 4 front end loaders 966 of 3.8 m^3 of capacity, 3 front end loaders 950 of 3.1 m^3 of capacity, 3 front end loaders 988 of 6.1 m^3 of capacity, 1 wheel tractor Komatsu.

OTHERS

One SX/EW plant in Toquepala and one SX plant in Cuajone.
The SX Cuajone Plant has 1 primary jaw crusher and 1 secondary cone crusher with a capacity of 4,300 ton per day, to process Cuajone's oxides. In addition, 1 agglomeration mill, 1 front end loader, 3 109 tons trucks for agglomerated ore hauling to the leach dumps. Copper in solution produces in Cuajone is sent to Toquepala through an 8" pipe laid alongside the Cuajone - Toquepala railroad track.

The Toquepala Plant has 2 spray systems, 1 for the south dump and 1 for the northwest dump, 4 pregnant solution ponds, each with its own pumping system to send the solution to the SX/EW Plant. The plant has 3 lines of SX, each with a nominal capacity of 1,068 m^3 / h of pregnant solution an 162 electrowinning cells arranged in two lines, one with 122 cell and the other with 40.

ILO

10. "Ilo Smelter" with a smelting capacity of 1,120,000 tons of concentrate per year. It has 2 reverberatory furnaces, 7 Peirce-Smith converters, 1 "El Teniente" Modified Converter and 2 casting wheels.

11. "Ilo Refinery" – Anode Plant: 2 Basculant Maerz Ovens each with a 400 MT capacity, 1 casting wheel (70 MT / hour) – Electrolitic Plant: with a 280,000 MT / year capacity (Catodes), 926 commercial cells and 52 starting cells. – Precious Metals Plant: with 1 Wenmec Selenium Reactor, 2 cupel furnace, 22 silver refining cells and 1 hydrometallurgical system for gold recovery.

12. Sulfuric Acid Plant with production capacity of 300,000 tons per year. (Average 1,000 x day).

13. Oxygen Plant with a production capacity of 100,000 tons per year (Average 272 x day).

14. "Coquina" Plant with a production capacity of 200,000 tons per year of seashells.

15. Burnt Lime Plant with a capacity of 80,000 tons per year, 1 Dust extraction system, 1 16v industrial engine with DDEC.

OTHERS

Industrial railroad to haul concentrates and supplies between Toquepala, Cuajone and Ilo with 30 Locomotives, 256 dump cars, 92 flat cars, 254 boxcars, 8 closed boxcars, 11 closed hopper-type cars, 34 open hopper-type cars, 31 various tank wagons, 23 sulfuric acid tanks, 5 patrol cars, 17 dump cars, 1 front end loader CAT 966G, used for maintenance components and equipment transportation, a new mobile system of classification and shell loading, 1 track tractor D9R for handling slag, 1 console DCS for acid plant and reverberator furnace, 1 power factor transformer equipment, oil heater, COEN, and 1 dragshovel for smelter, 1 south bar casting system.

EMPLOYEES:

AT DECEMBER 31	2003	2002	2001	2000
Staff	726	724	765	744
Employees	1,089	1,075	1,116	1,047
Workers	1,751	1,776	1,845	1,891
Total	3,566	3,575	3,726	3,682

ECONOMIC RELATIONS WITH OTHER COMPANIES DUE TO LOANS THAT COMMIT MORE THAN 10% OF THE STOCKHOLDER'S EQUITY OF THE ISSUING ENTITY.

To date, there are no loans with other companies that compromise more than 10% of SPCC's property.

ADMINISTRATIVE JUDICIAL OR ARBITRATION PROCESSES

Litigation: See Note to Consolidated Financial Statements.

CHANGES OF THOSE RESPONSIBLE FOR THE PREPARATION AND REVISION OF THE FINANCIAL INFORMATION

José N. Chirinos acts as Director of Comptroller and Finance and Marco A. García acts as Finance Manager.

INFORMATION RELATED TO THE STOCK ENTERED IN THE STOCK MARKET PUBLIC

Common Stock: On November 29, 1995 the Company offered to exchange the recently issued common shares for all and any labor shares of the Peruvian Branch of the Company, at a ratio of one common share per four S-1 shares and one common share per five S-2 shares. The exchange expired on December 29, 1995, with 80.8% of the total labor shares in circulation exchange for 11,479,667 common shares. These common shares are quoted in New York Stock Exchange and the Lima Stock Exchange and are entitled to one vote per share. Along with the exchange of labor shares the holders of common shares of the Company exchanged their shares for class A common shares, with the right to five votes per share.

The class A common shares and the common shares have a nominal value of $0.01 per each share.

CORPORATE BONDS:

In November 2001, the Company was authorized by CONASEV to increase the $200 million program, approved in 2000, to $750 million; as a part of this program, on April, 2003, the Company placed $25 million in corporate bonds with a face value of $1,000 each, to investors in Peru. This issue matures in 2010 and has a floating interest rate equivalent to Libor + 2.375%. In addition, on May, 2003, the Company placed $25 million in corporate bonds with a face value of $1,000 each, to investors in Peru; this issue matures in 2010 and has a floating interest equivalent to Libor + 2.3125%. On February 2002, the Company placed $25.9 million in corporate bonds; this issue matures in 2012 and has a floating interest rate equivalent to Libor + 3.00%. In December 2001, the Company placed 73.1 million; this issue matures in 2011 and has a floating interest rate equivalent to Libor + 3.00%. In July and December 2000, the Company placed $30 and $20 million in corporate bonds; both issues mature in 2007 and generate a nominal interest rate of 8.75%.

As of December 31, 2003, $199.0 million out of the $750 million program have already been issued.

In the month of June 1997, the Company placed $50 million in corporate bonds with the same face value and the same market as the issues mentioned in the previous paragraph. Nominal interest rate was fixed at 8.01% (8.25% effective), and will mature in June of 2004.

In all cases, corporate bonds were placed at par value and interests are paid quarterly starting from the date of issue.

The Company has the option to redeem all or part of the issue according to the following chart.

ISSUE	FROM	AMOUNT	CONDITIONS	REQUIREMENTS
$50.0 million	Year 4	$10 million	Par value	At least with a 30 day notice
$30.0 million	Year 4	$10 million	To be determined	At least with a 30 day notice
$20.0 million	Year 4	$10 million	To be determined	At least with a 30 day notice
$73.1 million	Any time	No minimum	Par value plus premium	At least with a 10 day notice
$25.9 million	Any time	No minimum	Par value plus premium	At least with a 10 day notice
$25.0 million	From month 18	No minimum		At least with a 10 day notice
$25.0 million	From month 18	No minimum		At least with a 10 day notice

QUOTATIONS OF CORPORATE BONDS ISSUED BY SOUTHERN PERU

MNEMONIC	PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
SPLBC1U	200301	105.2684	107.4394	105.2684	107.4394	107.2740
SPLBC1U	200302	105.8629	106.6076	106.6076	106.6076	106.2353
SPLBC1U	200303	105.3734	105.3734	105.3734	105.3734	105.3734
SPLBC1U	200304	105.9369	105.9369	105.9369	105.9369	105.9369
SPLBC1U	200305					
SPLBC1U	200306	103.5791	103.5791	103.5791	103.5791	103.5791
SPLBC1U	200307	105.1033	103.4932	103.4932	105.1033	104.9351
SPLBC1U	200308					
SPLBC1U	200309					
SPLBC1U	200310	103.1797	103.1797	103.1797	103.1797	103.1797
SPLBC1U	200311					
SPLBC1U	200312	100.0164	100.0164	100.0164	100.0164	100.0164

MNEMONIC	PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
PCU1BC11	200301					
PCU1BC11	200302					
PCU1BC11	200303					
PCU1BC11	200304					
PCU1BC11	200305					
PCU1BC11	200306					
PCU1BC11	200307	119.4102	119.4102	119.4102	119.4102	119.4102
PCU1BC11	200308					
PCU1BC11	200309					
PCU1BC11	200310	114.0126	114.0126	114.0126	114.0126	114.0126
PCU1BC11	200311	113.7931	113.7931	113.7931	113.9743	113.8721
PCU1BC11	200312					

MNEMONIC	PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
PCU1BC12	200301	110.3161	110.1147	110.1147	110.1147	110.1147
PCU1BC12	200302	110.1147	112.1049	112.1049	112.1049	112.1049
PCU1BC12	200303					
PCU1BC12	200304					
PCU1BC12	200305					
PCU1BC12	200306					
PCU1BC12	200307					
PCU1BC12	200308	113.0403	118.1741	113.0403	118.1741	115.6073
PCU1BC12	200309	114.8653	109.0108	109.0108	114.8653	109.9866
PCU1BC12	200310					
PCU1BC12	200311	113.2655	113.2655	113.2655	113.2655	113.2655
PCU1BC12	200312					

MNEMONIC	PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
PCU1BC21	200301					
PCU1BC21	200302					
PCU1BC21	200303					
PCU1BC21	200304					
PCU1BC21	200305					
PCU1BC21	200306					
PCU1BC21	200307	97.6571	97.0951	97.0951	97.6571	97.3761
PCU1BC21	200308					
PCU1BC21	200309					
PCU1BC21	200310					
PCU1BC21	200311					
PCU1BC21	200312					

MNEMONIC	PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
PCU1BC22	200301					
PCU1BC22	200302					
PCU1BC22	200303					
PCU1BC22	200304					
PCU1BC22	200305					
PCU1BC22	200306					
PCU1BC22	200307					
PCU1BC22	200308					
PCU1BC22	200309					
PCU1BC22	200310					
PCU1BC22	200311	100.0000	100.0000	100.0000	100.0000	100.0000
PCU1BC22	200312					

MNEMONIC	PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
PCU1BC31	200301					
PCU1BC31	200302					
PCU1BC31	200303					
PCU1BC31	200304					
PCU1BC31	200305	101.1089	100.1989	100.1989	100.1989	100.1819
PCU1BC31	200306					
PCU1BC31	200307	101.1089	100.1989	100.1989	100.1989	100.1819
PCU1BC31	200308					
PCU1BC31	200309	100.1663	101.0834	101.1663	101.0834	100.6655
PCU1BC31	200310	100.6946	100.7421	100.6946	100.7421	100.7154
PCU1BC31	200311	94.3228	100.0000	97.1614	100.0000	98.1076
PCU1BC31	200312					

MNEMONIC	PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
PCU1BC32	200301					
PCU1BC32	200302					
PCU1BC32	200303					
PCU1BC32	200304					
PCU1BC32	200305	100.0000	100.0000	100.0000	100.0000	100.0000
PCU1BC32	200306					
PCU1BC32	200307	100.0000	101.4377	97.1159	101.4377	100.1022
PCU1BC32	200308					
PCU1BC32	200309					
PCU1BC32	200310					
PCU1BC32	200311					
PCU1BC32	200312	99.8130	99.8130	99.8130	99.8130	99.8130

COMMON SHARES MONTHLY STOCK PRICES 2003
LIMA STOCK EXCHANGE
ISIM CODE: US8438611046
SYMBOL: PCU

PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
200301	$ 14.40	$ 15.70	$ 14.40	$ 16.50	$ 15.64
200302	$ 15.50	$ 15.70	$ 15.00	$ 16.00	$ 15.75
200303	$ 15.80	$ 14.79	$ 14.79	$ 16.00	$ 15.70
200304	$ 14.70	$ 15.75	$ 14.48	$ 15.80	$ 15.28
200305	$ 15.73	$ 15.90	$ 15.06	$ 15.99	$ 15.50
200306	$ 15.84	$ 15.22	$ 15.20	$ 16.35	$ 15.73
200307	$ 15.18	$ 16.20	$ 15.18	$ 17.33	$ 16.40
200308	$ 16.47	$ 17.00	$ 16.25	$ 17.52	$ 16.96
200309	$ 17.10	$ 21.96	$ 17.10	$ 22.48	$ 20.00
200310	$ 21.77	$ 28.00	$ 21.77	$ 31.00	$ 25.04
200311	$ 29.22	$ 37.60	$ 28.84	$ 37.60	$ 34.92
200312	$ 39.20	$ 48.30	$ 39.20	$ 48.86	$ 44.38

COMMON SHARES MONTHLY STOCK PRICES 2003
NEW YORK STOCK EXCHANGE
SYMBOL: PCU

PERIOD	OPEN	CLOSE	LOW	HIGH	AVERAGE
200301	$ 14.95	$ 15.72	$ 14.95	$ 16.17	$ 15.72
200302	$ 15.70	$ 15.55	$ 15.30	$ 16.10	$ 15.75
200303	$ 15.88	$ 14.60	$ 14.60	$ 15.90	$ 15.50
200304	$ 14.88	$ 15.64	$ 14.42	$ 15.86	$ 15.26
200305	$ 15.69	$ 15.88	$ 15.17	$ 15.88	$ 15.54
200306	$ 15.95	$ 15.30	$ 15.30	$ 16.20	$ 15.76
200307	$ 15.52	$ 16.45	$ 15.52	$ 17.30	$ 16.50
200308	$ 16.32	$ 17.10	$ 16.26	$ 17.89	$ 17.18
200309	$ 17.51	$ 22.13	$ 17.51	$ 22.88	$ 19.64
200310	$ 22.03	$ 28.46	$ 22.03	$ 30.00	$ 25.32
200311	$ 29.60	$ 37.95	$ 29.60	$ 37.95	$ 35.62
200312	$ 42.83	$ 47.16	$ 42.10	$ 48.85	$ 44.73

MANAGEMENT

Members of the Board of Directors at December 31, 2003

1.- **GERMÁN LARREA MOTA-VELASCO.** Chairman of the Board and Chief Executive Officer of SPCC since December and Director, Chairman and CEO of Grupo Mexico (holding) since 1994. Previously, Executive Vice President of Grupo Minero Mexico (mining division) since 1994 and of Grupo Ferroviario Mexicano (railway division) since its founding in 1997. Chairman of the board and Chief Executive Officer of Empresarios Industriales de Mexico since 1992. Member of the Board of Directors of Grupo Televisa, S.A. and ING Mexico, and member of the Mexican Businessmen's' Council.

2.- **EMILIO CARRILLO GAMBOA.** Prominent lawyer in Mexico, he has been a partner of the law firm Bufete Carrillo Gamboa, S.C., a law firm specializing in corporate, financial, commercial, and public utility issues, for the last five years. Mr. Carrillo Gamboa has extensive business experience and has served or currently serves on the boards of many prestigious Mexican businesses and charitable organizations. He is Chairman of the Board of Cementos Apasco, S.A. de C.V. (cement company). In 1957 and 1958 he worked for the Internal Revenue Service of the Ministry of Finance and Public Credit of Mexico. On August 15, 1960, he entered Telefonos de Mexico as Head of the Financial Studies Department, was appointed Secretary of the Board of Directors in February 1962, Executive Vice President in February 1967, and President on June 30, 1975, position he held until his retirement on June 30, 1987. From July 1987 to February 1989 he was Mexico's Ambassador to Canada. Mr. Carrillo is a director of the following companies: Grupo Modelo, S.A. de C.V. (beer brewing), Kimberly-Clark de Mexico, S.A. de C.V. (consumer products), San Luis Corporacion, S.A. de C.V. (automotive parts), Empresas ICA, S.A. de C.V. (construction), and the Mexico Fund, Inc. (NYSE – mxf), a nondiversified closed-end management investment company. He is member of the Audit, Valuation, Contract Review and Nominating and Corporate Governance Committees of the Mexico Fund. He is also member of the Audit Committee of Grupo Mexico, S.A. de C.V.

3.- **MANUEL CALDERÓN CÁRDENAS.** Director of SPCC from November 1999 until May 29, 2003. Director for Mine Planning at Grupo Mexico S.A. de C.V. since 1994 to date. Director of Asarco since November 1999.

4.- **JAIME CLARO.** Director at SPCC since September 1996. Advisor to the Marmon Group since October 1997. President and Director of ME Global Inc, Vice president of the Board at Cia. Electro Metalurgica S.A. and Quemchi S.A.; Chairman of the Board at Chilean Line Inc.; and Director of Compañia Sudamericana de Vapores S.A., Cristalerias de Chile S.A., and Navarino S.A. Advisor of the Board at Compañia Libra de Navegaçao.

5.- **HÉCTOR GARCÍA DE QUEVEDO TOPETE.** Vice President, Finance and Chief Financial Officer since October 2003. Director and Treasurer of SPCC since May 9, 2000. Managing Director for Grupo Mexico, S.A. de C.V. since 1999. Advisor to the Chairman and Chief Executive Officer of Grupo Mexico from 1994 to 1998.

6.- **XAVIER GARCÍA DE QUEVEDO TOPETE.** Director of SPCC since November 1999. President of Minera Mexico, S.A. de C.V. since September 1, 2001. Director General of Grupo Ferroviario Mexicano, S.A. de C.V. and Ferrocarril Mexicano, S.A. de C.V. from December 1997 to December 1999. Director General of Exploration and Projects at Grupo Mexico, S.A. de C.V. from 1994 to 1997. Director of Grupo Mexico since 1998. Director of ASARCO Incorporated since November 1999 and President from January 2000, to September 1, 2001.

7.- **OSCAR GONZÁLEZ ROCHA.** President and General Director of SPCC and Chief Operating Officer since December 1999 and Director since November 1999. Managing Director for Mexicana de Cobre, S.A. de C.V. from 1986 to 1999 and of Mexicana de Cananea, S.A. de C.V. from 1990 to 1999. Alternate Director of Grupo Mexico from 1988 until April 2002 and Director of Grupo Mexico from May 2002, to date. *Director of ASARCO Incorporated from November 1999.*

8.- **HAROLD HANDELSMAN.** Director of SPCC since August 2002. Executive Vice President and General Counsel of The Pritzker Organization LLC, a private investment firm, since 1998. Mr. Handelsman has also been a Senior Executive Officer of the Hyatt Corporation since 1978. Senior Vice President, Secretary and General Counsel, and is a Director of First Health Group Corp. (a managed care organization) and a number of private corporations. He received a B. A. degree from Amherst College in 1968 and a J. D. degree from Columbia University in 1973.

9.- **PEDRO PABLO KUCZYNSKI.** Director of SPCC since May 30, 2003. He has been President and Chief Executive Officer of the Latin American Enterprise Fund since April 1994 and President and Chief Executive Officer of Westfield Capital Ltd. since April 1992. He also was Minister of Economy and Finance of the Government of Peru from July 2001 to July 2002. Mr. Kuczynski is a Director of the R.O.C. Taiwan Fund (a diversified closed-end management investment company) and Tenaris, S.A. (a steel manufacturer).

10.- **GENARO LARREA MOTA-VELASCO.** Vice President, Commercial of SPCC since December 1999 until April 2002, and Director since November 1999. Commercial Managing Director of Grupo Mexico from 1994 to August 30, 2001 and a Director from 1994 to date. He is Director, and President of ASARCO Incorporated from September 1, 2001 until October 2003. Previously he was a Director and Vice President and Chief Commercial Officer of ASARCO Incorporated from November 1999 to September, 2001.

11.- **JOHN F. MCGILLICUDDY.** Director at SPCC since January 1996 until May 20, 2003. Member of the Board of UAL Corporation, USX Corporation and Empire Blue Cross and Blue Shield and Young & Rubican Inc. Director of United States Steel Corporation and Empire Healthcare, Inc. He was Chairman of the Board and Chief Executive Officer of the Chemical Banking Corporation and Chemical Bank, from December 1991 to December 1993. He was Chairman of the Board and Chief Executive Officer of Manufacturers Hanover Trust Company from 1979 to 1991.

12.- **ARMANDO ORTEGA.** Director of SPCC since August 2002. Vice President-Legal and Secretary of the Company since April 25, 2002. Previously, Assistant Secretary of the Company from July 25, 2001 to April 25, 2002. General Counsel of Grupo Mexico since May 2001. Assistant Secretary of Grupo Mexico and Asarco. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from 1997 to May 2001, and was negotiator for international matters for said Ministry from 1998 to May 2001.

13.- **GILBERTO PEREZALONSO CIFUENTES.** Director of the Company since June 2002. From 1980 until February 1998. He held various positions with Grupo Cifra S.A. de C.V., the last position being that of General Director of Administration. From 1998 until 2000, Executive Vice President of Administration and Finance of Grupo Televisa S.A. Currently, Treasurer of the Asociacion Vamos Mexico A.C., consultant to the Presidency of Grupo Televisa S.A. and member of its Board and its Executive Committee. He is also member of the Investment Committee of IBM Mexico. Member of the Advisory Council of Banco Nacional de Mexico S.A. de C.V. and consultant to Afore Banamex Aegon, Siefore Banamex No. 1, Gigante S.A. de C.V., International Center for Human Development, Costa Rica and Masnegocio Co. S. de R.L. de C.V. He has a law degree from the Iberoamerican University and a Master's Degree in Business Administration from the Business Administration Graduate School for Central America (INCAE). He has also attended the corporate finance program at Harvard University.

14.- **RAMIRO G. PERU.** Director of SPCC since July 2002. Senior Vice President and Chief Financial Officer of Phelps Dodge Corporation since May 1999. Member of the Senior Management team since 1997, when he was appointed to the position of Senior Vice President of Organization, Development and Information Technology of Phelps Dodge Corporation. Previously, Phelps Dodge Corporation's Vice President and Treasurer from 1995 to 1997 and Assistant Comptroller of the corporation, as well as Comptroller of Phelps Dodge Mining Company, a subsidiary of Phelps Dodge Corporation, from 1987 to 1993.

15.- **JUAN REBOLLEDO GOUT.** Director of SPCC since May 30, 2003. He has been International Vice President of Grupo Mexico since 2001. He was Undersecretary of Foreign Affairs of Mexico from 1994 to 2000 and Deputy Chief of Staff to the President of Mexico from 1993 to 1994. Previously, he was Assistant to the President of Mexico (1989-1993), Director of the "National Institute for the Historical Studies of the Mexican Revolution" of the Secretariat of Government (1985-1988), Dean of Graduate Studies at the National Autonomous University of Mexico, Political Science Department (1984-1985), and professor of said university (1981-1983). Mr. Rebolledo holds a law degree from the National Autonomous University of Mexico, an MA in philosophy from Tulane University, and an LLM from Harvard Law School.

16.- **JAIME SERRA PUCHE.** Director of SPPC since June 12, 2001 until May 29, 2003. Senior Partner of Serra & Asociados Internacional, a Mexican Consulting firm in legal and economy items. Income Assistant Secretary, Secretary of Commerce and Secretary of Finances of Mexico. He led the negotiation and implementation of the Uruguay Round and the creation of the WTO. He headed the negotiation of free trade agreements with several Latin American countries and with the United States and Canada for the implementation of NAFTA. He founded the Mexican Investment Board and the Federal Competition Commission of Mexico. He serves on the Board of Directors of Mexico Fund, Inc., Grupo Ferroviario Mexicano S.A. de C.V., Bardahl, PVI, Tamsa, Vitro and Regional Market Makers. Trustee of the Yale Corporation, and currently co-chairs The President's Council on International Activities of Yale University. Member of the Trilateral Commission and the U.S.-Mexico Bilateral Council.

17.- **DANIEL TELLECHEA SALIDO.** Vice President for Finance of SPCC since December 1999 and Director since November 1999 until October 06, 2003. Director General for Administration and Finance at Grupo Mexico since 1994 and Director since 1988. Managing Director of Mexicana de Cobre, S.A. de C.V. from 1986 to 1993. Vice President for Finance and Chief Financial Officer of ASARCO Incorporated since February 15, 2001; and, Director since November 1999. Previously, Vice President for Finance and Chief Financial Officer of ASARCO Incorporated from November 1999 to February 14, 2001 and its President since October 2003.

18.- **J. STEVEN WHISLER.** Director of SPCC since June 1995. Chairman of the Board at Phelps Dodge Corporation since May 2000, Chief Executive Officer since January 2000. Previously, President at Phelps Dodge Corporation since December 1997 and Chief Operating Officer from December 1997 to January 2000. President of Phelps Dodge Mining Company, a Division of Phelps Dodge Corporation, from 1991 to 1998. Director of Phelps Dodge Corporation and Burlington Northern Santa Fe Corporation, America West Holdings and its main subsidiaries, America West Airlines, Inc.

EXECUTIVE OFFICERS

GERMÁN LARREA MOTA-VELASCO
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER

OSCAR GONZÁLEZ ROCHA
PRESIDENT AND CHIEF OPERATING OFFICER

DANIEL TELLECHEA SALIDO (UNTIL OCTOBER 6, 2003)
VICE PRESIDENT, FINANCE

MARIO VINAGERAS
VICE PRESIDENT, COMMERCIAL

REMIGIO MARTÍNEZ
VICE PRESIDENT, EXPLORATION

VIDAL MUHECH
VICE PRESIDENT, PROJECTS

DOUGLAS E. MCALLISTER (UNTIL SEPTEMBER 30, 2003)
GENERAL LEGAL COUNCIL

HÉCTOR GARCÍA DE QUEVEDO TOPETE
TREASURER AND CHIEF FINANCIAL OFFICER (SINCE OCTOBER 2003)

ARMANDO ORTEGA
VICE PRESIDENT, LEGAL AND SECRETARY

HANS A. FLURY (UNTIL JULY 25, 2003)
ASSISTANT SECRETARY AND LEGAL DIRECTOR

ERNESTO DURÁN TRINIDAD
COMPTROLLER

JOSÉ N. CHIRINOS
ASSISTANT OF COMPTROLLER AND DIRECTOR OF COMPTROLLER AND FINANCE

NEXT OF KIN

Messrs. Germán Larrea Mota-Velasco, President of the Board and Chief Executive Officer of Grupo Mexico; and, Genaro Larrea Mota-Velasco, Commercial General Director of Grupo Mexico are kindred in second degree of consanguinity. Héctor y Xavier García de Quevedo Topete are kindred in second degree of consanguinity. Among the other members of the Board, and between them and the Executive Officers of Southern Peru Copper Corporation, no relationship of affinity and/or consanguinity exists.

ANNUAL MEETING

The annual meeting of stockholders of Southern Peru Copper Corporation will be held on Thursday, April 29, 2003 at 17:00 hours. Mexico D.F. time, at Avenue Baja California No. 200, Fith Floor, Colonia Roma Sur, Mexico City, Mexico.

CORPORATE OFFICES

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Phone: (602) 977-6500, Fax: (602) 977-6700.

Avenida Caminos del Inca No. 171, Chacarilla del Estanque,
Santiago de Surco, Lima 33, Perú
Phone (511) 372-1414, Ext. 3211, Fax (511) 372-0077

TRANSFER AGENT, REGISTRAR AND STOCKHOLDER SERVICES

The Bank of New York
101 Barclay Street
New York, NY 10286
Teléfono 800/524-4458

DIVIDEND REINVESTMENT PROGRAM

SPCC stockholders can have their dividends automatically reinvested in SPCC common shares. SPCC pays all administrative and brokerage fees. This plan is administered by The Bank of New York. For more information, contact The Bank of New York at 800/524-4458.

STOCK EXCHANGE LISTING

The principal markets for SPCC's Common Stock are the New York Stock Exchange and the Lima Stock Exchange. The SPCC Common Stock symbol is PCU on the NYSE and Lima Stock Exchange.

OTHERS

The Branch in Peru has issued, in accordance with Peruvian law, 'investment shares' (formerly named labor shares) that are quoted in the Lima Stock Exchange under the symbol S-1 and S-2. Transfer Agent, registrar and stockholders services are provided by Banco de Crédito del Peru at Ave. Centenario 156, La Molina, Lima 12, Peru. Phone 51 (1) 313-2000, Fax 51(1) 313-2556).

OTHER CORPORATE INFORMATION

For other information on the corporation or to obtain additional copies of the annual report, contact the Corporate Communications Department at our corporate offices.

SOUTHERN PERU COPPER CORPORATION

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Phone: (602) 977-6500, Fax: (602) 977-6700.
NYSE Symbol: PCU.

Av. Caminos del Inca 171 (B-2), Chacarilla del Estanque,
Santiago de Surco – Lima 33 - Peru / Lima Stock
Exchange Symbol: PCU.

Web Page: www.southernperu.com
Email address: spcc@southernperu.com.pe

Form 10-K
Many of the Securities and Exchange Commission information requirements are contained in this 2000 Annual Report. A copy of SPCC's 2000 Form 10-K (excluding exhibits) will be available after May 1, 2001, upon request to the Corporate Communications Department.

MEMBERS OF THE BOARD OF DIRECTORS

Germán Larrea Mota-Velasco
Manuel Calderón Cárdenas (UNTIL MAY 29, 2003)
Emilio Carrillo Gamboa (SINCE MAY 30, 2003)
Jaime Claro
Héctor García de Quevedo Topete
Xavier García de Quevedo Topete
Oscar González Rocha
Harold Handelsman
Pedro Pablo Kuczynski (SINCE MAY 30, 2003)
Genaro Larrea Mota-Velasco
John F. McGillicuddy (UNTIL MAY 20, 2003)
Armando Ortega G.
Gilberto Perezalonso Cifuentes
Ramiro G. Peru
Juan Rebolledo Gout (SINCE MAY 30, 2003)
Jaime Serra Puche (UNTIL MAY 29, 2003)
Daniel Tellechea Salido
J. Steven Whisler

AUDIT COMMITTEE

Members since January 2003:
John F. McGillicuddy
Jaime Serra Puche y
Gilberto Perezalonso Cifuentes

Members since July 11, 2003:
Emilio Carrillo Gamboa
Gilberto Perezalonso Cifuentes y
Pedro P. Kuczynski

EXECUTIVE OFFICERS

GERMÁN LARREA MOTA-VELASCO
CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER

OSCAR GONZÁLEZ ROCHA
PRESIDENT AND CHIEF OPERATING OFFICER

DANIEL TELLECHEA SALIDO (UNTIL OCTOBER 6, 2003)
VICE PRESIDENT FINANCE

MARIO VINAGERAS
VICE PRESIDENT COMMERCIAL

REMIGIO MARTÍNEZ
VICE PRESIDENT, EXPLORATION

VIDAL MUHECH
VICE PRESIDENT, PROJECTS

DOUGLAS E. MCALLISTER (UNTIL SEPTEMBER 30, 2003)
GENERAL LEGAL COUNCIL

HÉCTOR GARCÍA DE QUEVEDO TOPETE
TREASURER AND CHIEF FINANCIAL OFFICER (SINCE OCTOBER 2003)

ARMANDO ORTEGA
VICE PRESIDENT, LEGAL AND SECRETARY

ADMINISTRATION OF THE BRANCH

OSCAR GONZÁLEZ ROCHA
PRESIDENT AND DIRECTOR

ELSIARIO ANTÚNEZ DE MAYOLO
DIRECTOR OF CUAJONE OPERATIONS

JOSÉ N. CHIRINOS
DIRECTOR OF COMPTROLLER AND FINANCE

EZIO BUSELLI
DIRECTOR OF ENVIRONMENTAL SERVICES

JOSÉ I. DE LOS HEROS
COMMERCIAL DIRECTOR

EDGARD CORRALES
EXPLORATION DIRECTOR

LUIS E. ECHEVARRIA (SINCE AUGUST 04, 2003)
LEGAL MANAGER, RESPONSABLE OF LEGAL DEPARTMENT

FERNANDO MEJÍA
DIRECTOR OF TOQUEPALA OPERATIONS

HANS A. FLURY (UNTIL JULY 25, 2003)
LEGAL DIRECTOR

WILLIAM E. TORRES
DIRECTOR OF ILO OPERATIONS

ALBERTO J. GILES
HUMAN RESOURCES DIRECTOR

MANUEL A. PLENGE
LOGISTICS DIRECTOR